

新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED

中期報告 2008/09 Interim Report

Stock Code 股份代號：16



九龍站環球貿易廣場為國際地標項目，連同毗鄰的豪宅天璽、服務式套房酒店港景匯、香港W酒店、 Ritz-Carlton酒店及圓方商場，將發展成為香港新商業核心。

International Commerce Centre atop Kowloon Station is a world-class landmark with The Cullinan luxury residences, HarbourView Place serviced suites, W Hong Kong hotel, Ritz-Carlton and Elements shopping centre forming a new business core in Hong Kong.

新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED

目錄

2 董事局及委員會
3 財務摘要及公司資料
4 董事局主席報告書
12 中期財務資料的審閱報告
13 綜合損益賬
14 綜合資產負債表
15 簡明綜合現金流量表
16 簡明綜合權益變動表
17 中期財務報表賬項説明
27 財務檢討
29 其他資料

Contents

46 Board of Directors and Committees
47 Financial Highlights and Corporate Information
48 Chairman's Statement
56 Report on Review of Interim Financial Information
57 Consolidated Profit and Loss Account
58 Consolidated Balance Sheet
59 Condensed Consolidated Cash Flow Statement
60 Condensed Consolidated Statement of Changes in Equity
61 Notes to the Interim Financial Statements
70 Financial Review
72 Other Information

董事局及委員會

董事局

主席	鄺肖卿 *(非執行董事)*
執行董事	郭炳江 *(副主席兼董事總經理)* 郭炳聯 *(副主席兼董事總經理)* 陳啓銘 陳鉅源 鄺　準 黃奕鑑 黃植榮
非執行董事	李兆基 *(副主席)* 郭炳湘 胡寶星 關卓然 盧超駿 胡家驃 *(胡寶星之替代董事)*
獨立非執行董事	葉迪奇 王于漸 張建東 李家祥[1]

委員會

審核委員會	張建東* 葉迪奇 李家祥
薪酬委員會	王于漸*[2] 盧超駿 李家祥[1]
提名委員會	王于漸* 關卓然 葉迪奇
執行委員會	郭炳江 郭炳聯 陳啓銘 陳鉅源 鄺　準 黃奕鑑 黃植榮

* *委員會主席*

附註：
在本中期報告之日期後及於付印前，以下之轉變已為生效：

1. 於二〇〇九年三月十九日，李家祥博士調任為獨立非執行董事，並獲委任為薪酬委員會成員。
2. 於二〇〇九年三月十九日，王于漸教授獲委任為薪酬委員會主席。

財務摘要及公司資料

財務摘要

截至十二月三十一日止六個月	二〇〇八年	二〇〇七年	變動(%)
財務摘要(港幣百萬元)			
營業額	**15,120**	11,919	+27
租金總收入[1]	**4,800**	3,874	+24
租金淨收入[1]	**3,522**	2,839	+24
公司股東應佔溢利	**692**	13,626	-95
公司股東應佔基礎溢利[2]	**4,535**	6,200	-27
每股財務資料(港幣)			
溢利	**0.27**	5.42	-95
基礎溢利[2]	**1.77**	2.47	-28
中期息	**0.80**	0.80	—

註： 1. 包括所佔共同控制及聯營公司的收入
2. 撇除遞延税項後之淨投資物業重估減值/盈餘

公司資料

公司秘書
容上達

核數師
德勤 • 關黃陳方會計師行

註冊辦事處
香港港灣道30號
新鴻基中心45樓
電話 ： (852) 2827 8111
傳真 ： (852) 2827 2862
互聯網址 ： www.shkp.com
電子郵件 ： shkp@shkp.com

股份過戶登記處
香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室

律師
胡關李羅律師行
孖士打律師行
徐嘉慎律師事務所

主要往來銀行
中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
三菱東京UFJ銀行
三井住友銀行
瑞穗實業銀行
中國工商銀行
恒生銀行有限公司
法國巴黎銀行
交通銀行
東亞銀行有限公司

選擇收取公司通訊之語文版本或形式

本中期報告印刷本已備妥，亦可於本公司網址瀏覽。

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董事局主席報告書

本人謹向各位股東報告：

業績

截至二〇〇八年十二月三十一日止六個月，本集團在撇除投資物業公平值變動的影響，可撥歸公司股東基礎溢利為港幣四十五億三千五百萬元，較上年度同期減少百分之二十七。每股基礎盈利為港幣一元七角七仙，較上年度同期減少百分之二十八。

賬目所示可撥歸公司股東溢利為港幣六億九千二百萬元，上年度同期為港幣一百三十六億二千六百萬元。每股盈利為港幣二角七仙，較上年度同期減少百分之九十五。期內賬目所示包括投資物業重估的減值（扣除遞延税項）之數額為港幣三十八億一千三百萬元，上年度同期重估盈餘數額(扣除遞延税項)為港幣七十四億五千九百萬元。

股息

董事局建議派發截至二〇〇八年十二月三十一日止六個月之中期股息為每股港幣八角，與上年度同期相同。股息將於二〇〇九年四月六日派發予於二〇〇九年四月一日在本公司股東名冊上登記的股東。

業務檢討

售樓成績

回顧期內入賬的物業銷售連同合作項目的收益為港幣五十七億八千一百萬元，上年度同期為港幣六十三億五百萬元。於期內，集團售出及預售的物業，以所佔權益計算，總值為港幣七十五億一千三百萬元，去年物業銷售額為港幣八十五億五百萬元。是年度香港的物業銷售額為港幣六十二億八百萬元，主要源自出售沙田壹號雲頂及元朗原築。內地物業的銷售額為港幣十三億五百萬元，主要來自推售杭州悦府。

香港地產業務

土地儲備

集團在期內並無增添土地儲備，目前在香港的土地儲備為四千二百六十萬平方呎，其中包括二千五百六十萬平方呎已落成的投資物業及一千七百萬平方呎的發展中物業。此外，按地盤面積計算，集團在新界擁有逾二千四百萬平方呎的農地，大部分位於現時及計劃興建的鐵路沿線，並正進行更改土地用途。集團將在合適時機透過不同途徑補充發展土地儲備。

董事局主席報告書

地產發展

儘管仍然受到環球金融海嘯的影響，香港住宅市場的成交量及樓價於近月已見回穩。市民的置業負擔能力強，按揭利率偏低，均繼續支持用家的置業需求，而投資者整體上保持觀望。

私人住宅單位於二〇〇八年的落成量為歷史新低，由於新單位供應有限，最近於一手市場推出的數個新盤均頗受買家歡迎。去年可供新項目發展的土地亦非常有限，中長期而言私人物業的供應仍將持續處於低水平。

集團近期推出的樓盤銷售反應熱烈，再次展示集團強大品牌，以及顧客對集團產品質素的信心。儘管面對具挑戰的經濟環境，集團於二〇〇八年底推售壹號雲頂及原築，都取得良好的銷售成績，在開售一個月內，壹號雲頂第一期已接近售罄，原築亦售出超過八成單位。位於九龍站的世界級豪宅天璽，採用最優良的建築設計、用料和品質，加上卓越物業管理，最近預售反應亦令人鼓舞。

在瞬息萬變的市場環境下，集團致力令旗下新發展項目切合顧客的需要及期望，並貫徹集團的「快、好、省」精神，銳意加強項目的回報。

壹號雲頂第一期樓面面積達五十九萬二千平方呎，已於期內落成，項目餘下九萬九千平方呎將於今年六月完成。另有五十三萬五千平方呎住宅物業預計於本財政年度下半年落成。在本財政年度上半年及預計於下半年度落成的物業列舉如下：

	住宅	寫字樓	總計
		所佔樓面面積（百萬平方呎）	
上半年			
樓宇銷售	0.6	—	0.6
收租物業	—	—	—
合計	0.6	—	0.6
下半年			
樓宇銷售	0.6	—	0.6
收租物業	—	0.6	0.6
合計	0.6	0.6	1.2
全年總計	1.2	0.6	1.8

董事局主席報告書

投資物業

集團於期內的租金總收入，連同在合作發展物業所佔權益為港幣四十八億元，較去年上升百分之二十四，而租金淨收入為港幣三十五億二千二百萬元，較去年上升百分之二十四。

集團整體租金收入增長是主要由於續約租金普遍有所提升，以及來自包括環球貿易廣場第一期、港景匯及創紀之城六期等新項目的租金收入。雖然香港的租務活動在過去數個月放緩，本集團旗下收租物業組合的出租率仍保持高企，達百分之九十四。

環球貿易廣場為集團最重要的發展中項目之一，坐落九龍站上蓋，盡享往返中環及機場的完善交通網絡，未來前往內地的交通亦將更為便捷。摩根士丹利已遷入環球貿易廣場第一期，其他主要租戶亦會按原定計劃陸續遷入，目前全幢寫字樓約九成面積已獲承租或預租。毗鄰環球貿易廣場的香港W酒店已於二〇〇八年第三季投入服務，連同其他項目包括時尚商場圓方、港景匯及發展中的Ritz-Carlton，九龍站將逐步發展成為香港的新商業核心。

位於西九龍的九龍貿易中心租務進展良好，多個跨國企業已落實為主要租戶，租戶亦已陸續遷入項目的第一期。

雖然本地零售額於最近數個月增長放緩，但集團旗下主要商場包括新城市廣場、APM及國際金融中心商場的出租率仍維持高水平。集團將繼續透過舉辦更多推廣活動、定期翻新及優化租戶組合，以加強商場在目前具競爭性市場環境中的吸引力。翻新後的荃灣廣場及銅鑼灣世貿中心商場吸納了大量新租戶，為消費者提供嶄新的購物消閑選擇。

位於九龍站的豪華服務式套房酒店港景匯租務令人鼓舞，項目位處便捷交通網絡，並備有多種面積的單位，切合來自世界各地客人對豪華居所的需求。

酒店

自去年夏季以來，酒店業面對具挑戰的經營環境，尤以位於核心地區的高級酒店所受影響較大。自二〇〇八年第四季以來，由於金融海嘯衝擊，來自歐美的旅客減少。受惠於內地旅客持續有溫和增長，位於非核心地區的酒店表現相對理想。回顧期內，集團旗下四季酒店、帝苑酒店、帝京酒店、帝都酒店及帝景酒店均錄得高入住率。

位於九龍站的香港W酒店於本年一月正式開幕，提供別樹一幟的時尚酒店服務。該酒店的設計及裝飾獨特，還有優質設施，並可盡覽遼闊的維多利亞港海景。另一間位於九龍站的豪華酒店Ritz-Carlton將於二〇一〇年落成。這些酒店連同集團現有酒店組合，中長期而言將有利集團掌握香港作為國際商業及旅遊中心帶來的機遇。

董事局主席報告書

內地地產業務

土地儲備

自去年九月公佈全年業績後，集團並沒有在內地增添土地儲備。以所佔樓面面積計算，現時集團在內地的土地儲備達五千五百三十萬平方呎，其中五千二百三十萬平方呎為發展中物業，當中超過七成將興建高尚住宅及服務式住宅，其餘將發展為頂級寫字樓、商場及優質酒店。另外三百萬平方呎為已落成的投資物業，主要是位於上海及北京黃金地段作出租之用的寫字樓及商場。

地產發展

在中央及地方政府推出支持房地產的措施後，內地住宅市場的氣氛自二〇〇八年年底以來漸趨好轉。二〇〇八年國內的樓價普遍下跌，成交量亦減少，然而跌幅在不同城市有所差異。隨著按揭貸款較為寬鬆，以及有利樓市的政府措施，令更多買家入市，成交量自二〇〇八年年底開始回升。

集團位於中山的奕翠園第三期於回顧期內落成，總樓面面積六十六萬平方呎，已售出超過七成。集團於去年八月推出杭州悦府約六百個豪華單位，預售反應令人鼓舞，售出超過九成單位，這批單位將於二〇一〇年年中落成。集團佔該項目百分之四十權益。

發展中的濰坊豪華住宅項目，落成後將成為上海豪宅新指標。集團在內地的其他住宅項目進展良好。

投資物業

回顧期內，集團在內地的收租物業表現理想。上海中環廣場寫字樓的出租率維持在百分之九十七的高水平。北京APM翻新後的租金收入於期內錄得可觀增長，商場的嶄新設計和租戶組合，加上定期舉辦推廣活動，有助刺激人流。內地的其他主要項目工程進展順利。

位於陸家嘴金融貿易區的上海國金中心建築工程正按計劃進行，兩幢大廈其中之一的滙豐銀行大樓，已於二〇〇八年年底平頂，將於二〇〇九年年中落成。該大樓將成為滙豐銀行的中國總部，共佔超過二十二層，大樓的頂層將興建Ritz-Carlton酒店。整個項目擁有優質寫字樓、時尚商場及兩間豪華酒店，預期於二〇一〇年全部落成，勢必成為上海的新地標。

另一個在上海興建中的主要項目位於淮海中路，坐落於繁盛市區。項目包括高級商場、寫字樓及豪華住宅，總面積二百五十萬平方呎，計劃將於二〇一〇年年中至二〇一一年分階段完成。

董事局主席報告書

其他業務

電訊及資訊科技

數碼通

數碼通面對經濟環境的挑戰及價格競爭持續，回顧期內，雖然數據收入錄得百分之二十增長，整體服務收入仍略見下跌，而營運成本增加及補貼手機亦影響公司的盈利。數碼通憑藉物有所值的產品和服務，以及優質網絡表現，已在香港建立穩固基礎。數碼通財務穩健，具有能力提供迎合不同顧客需求的服務，令公司更具競爭優勢。數碼通擁有出色的管理及業務策略，集團對其前景抱有信心，將繼續持有其股權作為長期投資。

新意網

新意網在期內的收益及經常性盈利持續增長。該公司的核心業務互聯優勢旗下的數據中心，憑著卓越設施繼續吸引高質素的本地及跨國公司客戶。集團對該公司的財務實力及盈利前景保持信心。

運輸及基建

載通國際

於回顧期內，載通國際的巴士業務受到燃油費高昂及工資上漲所影響，然而曼克頓山住宅早前的售樓收益有助強化該公司的財務狀況。該公司將繼續在內地物色新業務發展機會。載通國際亦持有路訊通控股有限公司百分之七十三權益，主要在香港及內地經營媒體銷售業務。

其他基建業務

威信集團於期內取得令人滿意的成績，內河碼頭及機場空運中心亦運作暢順，而三號幹線（郊野公園段）的交通流量於回顧期內保持平穩。集團所有基建項目均位於香港，長遠可為公司提供穩定的收入來源。

集團財務

集團財務實力雄厚，保持低借貸水平及充足流動資金。於二〇〇八年十二月三十一日，淨債項與股東權益比率處於百分之十八點七的低水平，充分展示集團穩健的財務政策及管理。

集團在內地進行的人民幣銀行貸款全部均獲熱烈支持，這些貸款的條件極具吸引力，並用作發展集團在內地的項目。為開拓更多資金來源，以及延長到期債務組合，集團亦透過歐洲中期票據發行機制，發行總值港幣約三十三億元的債券，年期為三年至十年。

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集團絕大部分的借貸均以港元結算，外匯風險維持極低水平。集團擁有充足已承諾而未動用的信貸額，加上各種有效而穩定的融資渠道，足以應付目前資金需求及日後業務拓展之用。集團將繼續堅持審慎理財原則，不參與任何投機性衍生工具或結構性產品的交易。

集團持續獲得香港地產公司中最高的信貸評級，目前集團獲穆迪給予A1評級，以及獲標準普爾給予A評級，前景評級同為穩定。

顧客服務

集團向來重視優質服務，由受過專業培訓的禮賓司與細心的員工為旗下住宅、商場、寫字樓及服務式套房酒店的顧客提供全面體貼的服務。集團亦透過不同渠道瞭解顧客意見，密切留意市場變化，與時並進，提供切合客戶要求的嶄新優質產品和服務。

集團旗下物業管理公司康業和啟勝於轄下屋苑推行環保措施，由專業團隊負責規劃及保養物業的園藝景觀，部分屋苑更闢出園圃供住戶享受種植樂趣，務求在鬧市中締造舒適和綠化的居住環境。

新地會成為集團與市場有效雙向溝通的橋樑，現時會員人數逾二十八萬名。新地會為會員提供多項優惠，包括優先參觀集團旗下示範單位及尊享置業優惠計劃，亦為會員提供各種購物獎賞及娛樂消閑，並舉辦一系列推廣健康家庭及和諧社會的活動。該會的聯營信用卡亦為會員提供集團旗下商場多元化的消費折扣及優惠。

企業管治

高水平的企業管治向來是集團重要的管理理念，透過董事局的有效運作、適時發放公司資訊，以及積極推動與投資者關係的活動，確保良好企業管治。

集團多年來一直致力強化企業管治機制，已成立審核委員會、薪酬委員會及提名委員會。集團的執行委員會由全體執行董事組成，定期開會訂定業務政策及監察集團日常運作，並由經驗豐富的管理團隊協力運作。董事局經常檢討內部監控系統，確保集團資產及股東利益得到保障。

集團重視卓越管理及良好企業管治，獲投資界廣泛認同，於年內贏取多項殊榮，包括獲《Asiamoney》雜誌頒發香港及亞洲的最佳企業管治公司及最佳投資者關係的公司，並獲《Euromoney》雜誌頒發亞洲最佳地產公司。集團更連續兩年榮獲《Liquid Real Estate》雜誌頒發全球最佳地產公司第一名，以及連續第四年獲亞洲及香港最佳地產公司。集團亦獲《Institutional Investor》雜誌選為亞洲最受股東歡迎的地產公司。集團將繼續致力保持良好企業管治的領先地位。

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企業公民責任

集團悉力實踐企業公民責任，支持各項公益活動，推廣教育、幫助有需要社群、促進社會和諧及健康生活。集團亦重視保護環境，從物業的規劃、設計、建築及管理均融入環保概念，締造更綠化的樓宇及生活環境。

近期集團參與多項慈善活動，包括資助低收入家庭兒童參觀香港書展、集團旗下馬灣公園及沙田城市藝坊，藉此推廣閱讀及協助年輕人的個人成長。集團特別成立義工隊，讓有志服務社會的員工貢獻力量。集團透過「新地開心閱讀」及連續五年舉辦諾貝爾獎得獎學人傑出講座系列，並在香港及內地設立多個獎學金，積極推動教育。

集團積極鼓勵員工發揮潛能，視熱誠投入的員工為最寶貴資產。集團招攬本地及內地大學的優秀畢業生，並提供全面的見習培訓計劃。集團亦為各職級員工提供各種進修課程，協助員工發揮個人及專業所長，確保員工有效平衡工作與家庭。

展望

隨著多個主要已發展國家的經濟體系同時出現衰退，今年全球經濟環境仍然充滿挑戰。雖然預期短期利率會下調或維持接近零利率，但全球的資金及信貸市場將仍然緊張。多國政府推出進取的貨幣政策及財政措施，將有助支持環球經濟。

在中央政府推出大規模刺激經濟方案及放寬銀根政策的情況下，儘管外需疲弱，預計今年內地的經濟仍會穩定增長。受惠於內地經濟持續增長，香港的經濟表現相對其他鄰近地區應較為理想，然而在二〇〇九年已發展經濟體系的不明朗宏觀環境下，香港仍要面對不少挑戰。香港的家庭及大型企業包括本地銀行的財政狀況穩健，亦有助香港較快回復經濟活力。

雖然短期宏觀經濟波動，但香港住宅市場的基礎仍然良好。置業者的負擔能力強，按揭利率處於歷史低水平，而按揭借貸資金亦充裕。同時租金回報較息口吸引，未來數年新樓宇落成量偏低。

長遠來説，集團將繼續強化其地產發展業務，並充分把握近期經濟下滑的情況，在適當時機增加住宅用途的土地儲備，包括將農地轉換為可發展用地。在保持優良質素的大前提下，集團將致力加快建築進度及減省成本。憑著其強大品牌，集團會陸續推出可開售的新項目作預售。

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預期各類物業的租務市場會稍為淡靜。由於集團的核心零售收租物業為區域性商場，商戶行業組合較少受經濟波動影響，租務表現應相對穩定。預計於本財政年度內，集團整體租務收益會繼續有溫和增長。

在目前競爭激烈的市況下，集團將持續優化商場的商戶及業務組合，以滿足消費者不斷轉變的需要，更透過定期翻新旗下收租物業，增強其在市場中的競爭優勢和吸引力。

至於內地的地產業務，集團將維持一貫策略，選擇性地投資內地物業市場，並集中在主要城市包括北京、上海、廣州及深圳發展。儘管現時經濟逆轉，內地物業市場的長遠發展前景仍然樂觀。集團將繼續留意市場趨勢，長期而言，找尋合適而具吸引的投資機會。

集團貫徹穩健的理財政策，維持充裕流動資金及低水平的借貸比率。集團於未來九個月將在香港推出的主要住宅項目包括九龍「譽•港灣」、屯門市地段465號項目及元朗YOHO Town第二期。集團有十足信心及能力應付目前的經營環境。

致謝

獨立非執行董事鍾士元爵士由二〇〇九年二月起辭任，本人對鍾爵士在任期間對集團所作出的寶貴貢獻致以衷心感謝。

本人藉此機會對董事局各成員的英明領導及支持，以及全體員工努力不懈投入工作，深表謝意。

鄺肖卿

主席

香港，二〇〇九年三月十一日

中期財務資料的審閱報告

Deloitte.
德勤

致新鴻基地產發展有限公司股東
(於香港註冊成立之有限公司)

引言

我們已審閱列載於第13頁至第26頁新鴻基地產發展有限公司及其附屬公司的中期財務資料，此中期財務資料包括於二〇〇八年十二月三十一日的綜合資產負債表與截至該日止六個月期間的有關綜合損益賬、簡明綜合權益變動表、簡明綜合現金流量表，以及若干賬項説明。香港聯合交易所有限公司主板證券上市規則規定中期財務資料須遵守其相關規定及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」而編製。董事須負責根據香港會計準則第34號編製及列報中期財務資料。我們的責任是根據我們的審閱對中期財務資料作出結論，並按照我們雙方所協定的應聘條款，僅向全體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告的內容對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱工作準則第2410號「獨立核數師對中期財務資料的審閱」進行審閱。中期財務資料審閱工作包括向主要負責財務會計事項的人員詢問，並進行分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以未能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表審核意見。

結論

根據我們的審閱工作，我們並無察覺到任何事項，使我們相信中期財務資料在重大方面沒有按照香港會計準則第34號的規定編製。

儘管我們未有修訂審閱總結，我們謹請各股東垂注，中期財務資料披露之截至二〇〇七年十二月三十一日止六個月期間之比較綜合損益賬、截至二〇〇七年十二月三十一日止六個月期間之比較簡明綜合權益變動表及簡明現金流量表並未按照香港審閱工作準則第2410號審閱。

德勤 • 關黃陳方會計師行
執業會計師
香港
二〇〇九年三月十一日

綜合損益賬

截至二〇〇八年十二月三十一日止六個月(以港幣百萬元計)

	說明	(未經審核) 截至十二月三十一日止 六個月	
		二〇〇八年	二〇〇七年
收入	2	**15,120**	11,919
銷售成本		**(8,451)**	(5,357)
毛利		**6,669**	6,562
其他(虧損)/收益		**(23)**	322
銷售及推銷費用		**(642)**	(598)
行政費用		**(720)**	(622)
未計入投資物業之公平價值變動的營業溢利	2	**5,284**	5,664
投資物業之公平價值(減少)/增加		**(4,335)**	5,842
已計入投資物業之公平價值變動的營業溢利		**949**	11,506
財務支出		**(333)**	(516)
財務收入		**77**	158
淨財務支出	3	**(256)**	(358)
出售長期投資項目溢利及減值撥備-淨額	4	**(78)**	530
所佔聯營公司業績		**42**	285
所佔共同控制公司業績		**97**	4,000
	2	**139**	4,285
稅前溢利	5	**754**	15,963
稅項	6	**44**	(2,117)
本期溢利		**798**	13,846
應佔:			
公司股東		**692**	13,626
少數股東權益		**106**	220
		798	13,846
中期股息每股港幣八角(二〇〇七年:每股港幣八角)		**2,051**	2,051
(以港幣為單位)			
公司股東應佔每股溢利 (賬目所示每股溢利)	7(a)		
基本及攤薄後		**$0.27**	$5.42
每股溢利(不包括扣除遞延稅項後的投資物業公平價值變動) (每股基礎溢利)	7(b)		
基本及攤薄後		**$1.77**	$2.47

綜合資產負債表

於二〇〇八年十二月三十一日(以港幣百萬元計)

	說明	(未經審核) 二〇〇八年 十二月三十一日	(重列) 二〇〇八年 六月三十日
非流動資產			
投資物業	8	**155,144**	159,293
固定資產	9	**20,582**	16,317
聯營公司		**3,034**	3,394
共同控制公司		**27,243**	27,799
長期投資項目	10	**2,969**	4,566
應收放款	11	**526**	693
無形資產	12	**4,808**	4,971
		214,306	217,033
流動資產			
供出售物業		**67,877**	65,417
應收賬項、預付款項及其他	13	**11,859**	11,552
短期投資項目	14	**511**	717
銀行結存及存款		**6,539**	6,796
		86,786	84,482
流動負債			
銀行及其他借項		**(2,088)**	(2,051)
業務及其他應付賬項	15	**(14,005)**	(13,103)
已收取售樓訂金		**(109)**	(269)
税項		**(2,772)**	(4,171)
		(18,974)	(19,594)
流動資產淨值		**67,812**	64,888
資產總額減流動負債		**282,118**	281,921
非流動負債			
銀行及其他借項		**(44,463)**	(38,252)
遞延税項		**(18,221)**	(18,903)
其他長期負債		**(671)**	(709)
		(63,355)	(57,864)
資產淨值		**218,763**	224,057
資本及儲備			
股本	16	**1,282**	1,282
資本溢價及儲備金		**212,796**	217,968
股東權益		**214,078**	219,250
少數股東權益		**4,685**	4,807
權益總額		**218,763**	224,057

簡明綜合現金流量表

截至二〇〇八年十二月三十一日止六個月（以港幣百萬元計）

	(未經審核) 截至十二月三十一日止六個月	
	二〇〇八年	二〇〇七年
經營業務之現金流入／(支出)淨額	**1,310**	(2,341)
投資活動之現金支出淨額	**(2,346)**	(6,709)
融資活動之現金流入淨額		
一提取銀行及其他借項淨額	**5,825**	3,437
一支付股東股息	**(4,359)**	(4,103)
一支付少數股東股息	**(62)**	(299)
一發行股票所得	**—**	10,891
一其他	**(735)**	(866)
	669	9,060
現金及現金等值項目(減少)／增加	**(367)**	10
期初結存之現金及現金等值項目	**6,384**	6,975
換算外滙滙率轉變之影響	**(45)**	10
期末結存之現金及現金等值項目	**5,972**	6,995
期末結存之現金及現金等值項目分析		
銀行存款	**5,613**	6,503
銀行結存及現金	**926**	947
銀行透支	**(68)**	(115)
	6,471	7,335
減：抵押銀行存款	**(499)**	(340)
	5,972	6,995

簡明綜合權益變動表

截至二○○八年十二月三十一日止六個月（以港幣百萬元計）

	（未經審核）								
	公司股東應佔								
	股本	資本溢價	資本儲備	投資重估儲備	匯兌儲備	保留溢利	總額	少數股東權益	總額
於二○○七年七月一日	1,246	24,927	757	2,276	983	155,287	185,476	3,019	188,495
折算賬項之滙兌差額									
－附屬公司	—	—	—	—	715	—	715	58	773
可供出售投資項目之公平價值收益	—	—	—	110	—	—	110	—	110
在權益賬中直接確認之淨收入	—	—	—	110	715	—	825	58	883
售出可供出售投資項目之公平價值收益變現	—	—	—	(295)	—	—	(295)	—	(295)
本期溢利	—	—	—	—	—	13,626	13,626	220	13,846
期內已確認收入總額	—	—	—	(185)	715	13,626	14,156	278	14,434
發行股票減支出後淨額	36	10,855	—	—	—	—	10,891	—	10,891
附屬公司回購其股份引致之資本儲備撥入	—	—	1	—	—	(1)	—	—	—
附屬公司購股權被行使所發行之股票	—	—	(1)	—	—	—	(1)	1	—
已派末期股息	—	—	—	—	—	(4,103)	(4,103)	—	(4,103)
收購附屬公司	—	—	—	—	—	—	—	1,267	1,267
收購附屬公司的另加權益	—	—	—	—	—	—	—	(49)	(49)
被視作出售部分附屬公司的權益								7	7
少數股東資本貢獻	—	—	—	—	—	—	—	71	71
償還少數股東資本貢獻	—	—	—	—	—	—	—	(3)	(3)
支付少數股東股息	—	—	—	—	—	—	—	(299)	(299)
於二○○七年十二月三十一日	1,282	35,782	757	2,091	1,698	164,809	206,419	4,292	210,711
於二○○八年七月一日	**1,282**	**35,782**	**757**	**1,360**	**3,335**	**176,734**	**219,250**	**4,807**	**224,057**
折算賬項之滙兌差額									
－附屬公司	—	—	—	—	**(44)**	—	**(44)**	**(6)**	**(50)**
－聯營公司及共同控制公司	—	—	—	—	**(45)**	—	**(45)**	—	**(45)**
可供出售投資項目之公平價值虧損	—	—	—	**(1,494)**	—	—	**(1,494)**	**(9)**	**(1,503)**
在權益賬中直接確認之淨支出	—	—	—	**(1,494)**	**(89)**	—	**(1,583)**	**(15)**	**(1,598)**
售出可供出售投資項目之公平價值收益變現	—	—	—	**(154)**	—	—	**(154)**	—	**(154)**
可供出售投資項目之減值撥備轉移至損益賬	—	—	—	**232**	—	—	**232**	—	**232**
本期溢利	—	—	—	—	—	**692**	**692**	**106**	**798**
期內已確認支出總額	—	—	—	**(1,416)**	**(89)**	**692**	**(813)**	**91**	**(722)**
附屬公司回購其股份引致之資本儲備撥入	—	—	**3**	—	—	**(3)**	—	—	—
已派末期股息	—	—	—	—	—	**(4,359)**	**(4,359)**	—	**(4,359)**
收購附屬公司的另加權益	—	—	—	—	—	—	—	**(207)**	**(207)**
因出售附屬公司而確認	—	—	—	—	—	—	—	**2**	**2**
少數股東資本貢獻	—	—	—	—	—	—	—	**54**	**54**
支付少數股東股息	—	—	—	—	—	—	—	**(62)**	**(62)**
於二○○八年十二月三十一日	**1,282**	**35,782**	**760**	**(56)**	**3,246**	**173,064**	**214,078**	**4,685**	**218,763**

中期財務報表賬項説明

（以港幣百萬元計）

1. 編製基準及主要會計政策

本集團之簡明中期財務報表已按照由香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及適用的香港聯合交易所有限公司的證券上市規則附錄十六編製而成。除下述的會計政策變動外，於中期財務報表所使用之會計政策與編製截至二〇〇八年六月三十日止年度之全年財務報表所用者相同。

在本會計期內，本集團首次應用以下由香港會計師公會頒佈之新修訂本及詮釋（統稱「香港財務報告準則」）。該等新修訂本及詮釋適用於本集團由二〇〇八年七月一日開始之財政年度。

香港會計準則第39號及 香港財務報告準則第7號（修訂本）	金融資產重新分類
香港（國際財務報告詮釋委員會）－詮釋第12號	服務經營權安排
香港（國際財務報告詮釋委員會）－詮釋第13號	客戶優惠計劃
香港（國際財務報告詮釋委員會）－詮釋第14號	香港會計準則第19號－界定福利資產之限制、 最低資金要求及其相互影響

香港（國際財務報告詮釋委員會）－詮釋第12號為服務經營權安排之會計方法提供指引及列出服務經營權安排的責任及權利之確認及量度之一般準則。本集團的基建資產收費道路已追溯確認為無形資產下之經營權資產而非固定資產。此經營權資產以直線法攤銷於經營權期內。採納香港（國際財務報告詮釋委員會）－詮釋第12號對本集團現在及過往期間之業績均無重大影響。無形資產詳列於中期財務報表之賬項説明第12項內。

採納其他香港會計師公會之新修訂本及詮釋對本集團業績及財務狀況並無重大影響。

本集團並未提早應用下列已頒佈但尚未生效的新訂或經修訂準則、修訂本及詮釋。

香港財務報告準則（修訂本）	香港財務報告準則之改進[1]
香港會計準則第1號（經修訂）	呈報財務報表[2]
香港會計準則第23號（經修訂）	借貸成本[2]
香港會計準則第27號（經修訂）	綜合及獨立財務報表[3]
香港會計準則第32號及第1號（修訂本）	清盤產生之可認沽金融工具及責任[2]
香港會計準則第39號（修訂本）	合資格對沖項目[3]
香港財務報告準則第1號及 香港會計準則第27號（修訂本）	於附屬公司、共同控制公司或聯營公司投資成本[2]
香港財務報告準則第2號（修訂本）	股份支付－歸屬條件及註銷[2]
香港財務報告準則第3號（經修訂）	業務合併[3]
香港財務報告準則第8號	經營分部[2]
香港（國際財務報告詮釋委員會）－詮釋第15號	房地產建造協議[2]
香港（國際財務報告詮釋委員會）－詮釋第16號	境外業務投資淨額對沖[4]
香港（國際財務報告詮釋委員會）－詮釋第17號	分派非現金資產予擁有人[3]
香港（國際財務報告詮釋委員會）－詮釋第18號	客戶資產轉移[5]

1 於2009年1月1日或以後開始之會計期間生效〔惟香港財務報告準則第5號之修訂本於2009年7月1日或以後開始之會計期間生效除外〕
2 於2009年1月1日或以後開始之會計期間生效
3 於2009年7月1日或以後開始之會計期間生效
4 於2008年10月1日或以後開始之會計期間生效
5 於2009年7月1日或以後轉移開始生效

本集團預期該等新訂及經修訂之準則、修訂本及詮釋對本集團之業績及財務狀況並無重大影響。

(以港幣百萬元計)

2. 分部資料

本集團及所佔聯營公司及共同控制公司於期內按業務分部劃分收入及業績之分析如下：

截至二〇〇八年十二月三十一日止六個月

	本公司及附屬公司		聯營公司及共同控制公司			
	分部收入	分部業積	所佔收入	所佔業績	合併收入	綜合業績
物業						
物業銷售	5,638	1,862	143	(80)	5,781	1,782
租金收入	4,017	2,923	783	599	4,800	3,522
	9,655	4,785	926	519	10,581	5,304
酒店經營	618	119	269	74	887	193
電訊	1,955	93	—	—	1,955	93
其他業務	2,892	730	1,373	104	4,265	834
	15,120	5,727	2,568	697	17,688	6,424
其他(虧損)／收益		(23)		—		(23)
未分配的行政費用		(420)		—		(420)
未計入投資物業之公平價值變動的營業溢利		5,284		697		5,981
投資物業之公平價值(減少)／增加		(4,335)		(289)		(4,624)
已計入投資物業之公平價值變動的營業溢利		949		408		1,357
淨財務支出		(256)		(151)		(407)
出售長期投資項目溢利及減值撥備－淨額		(78)		—		(78)
稅前溢利		615		257		872
稅項						
－集團		44		—		44
－聯營公司		—		5		5
－共同控制公司		—		(123)		(123)
稅後溢利		659		139		798

(以港幣百萬元計)

2. 分部資料(續)

截至二OO七年十二月三十一日止六個月

	本公司及附屬公司		聯營公司及共同控制公司			
	分部收入	分部業積	所佔收入	所佔業績	合併收入	綜合業績
物業						
物業銷售	3,554	2,348	2,751	1,387	6,305	3,735
租金收入	3,232	2,355	642	484	3,874	2,839
	6,786	4,703	3,393	1,871	10,179	6,574
酒店經營	509	165	265	79	774	244
電訊	2,056	191	—	—	2,056	191
其他業務	2,568	641	1,350	56	3,918	697
	11,919	5,700	5,008	2,006	16,927	7,706
其他(虧損)/收益		322		—		322
未分配的行政費用		(358)		—		(358)
未計入投資物業之公平價值變動的營業溢利		5,664		2,006		7,670
投資物業之公平價值(減少)/增加		5,842		3,463		9,305
已計入投資物業之公平價值變動的營業溢利		11,506		5,469		16,975
淨財務支出		(358)		(257)		(615)
出售長期投資項目溢利及減值撥備一淨額		530		—		530
稅前溢利		11,678		5,212		16,890
稅項						
一集團		(2,117)		—		(2,117)
一聯營公司		—		(31)		(31)
一共同控制公司		—		(896)		(896)
稅後溢利		9,561		4,285		13,846

其他業務包括來自物業管理、停車場及運輸基建管理、收費道路、物流業務、建築、按揭及其他貸款融資、互聯網基建、輔強服務、百貨公司及貨櫃與貨運服務的收入及利潤。

其他(虧損)/收益主要包括來自股票及債券投資項目虧損或收入。

中期財務報表賬項說明

(以港幣百萬元計)

3. 淨財務支出

	截至十二月三十一日止六個月	
	二〇〇八年	二〇〇七年
利息支出		
銀行借款及透支	**455**	719
須於五年內全數償還之其他借項	**37**	36
不須於五年內全數償還之其他借項	**124**	150
	616	905
名義非現金利息	**41**	42
減：撥作資本性支出之部分	**(324)**	(431)
	333	516
銀行存款之利息收入	**(77)**	(158)
	256	358

4. 出售長期投資項目溢利及減值撥備－淨額

	截至十二月三十一日止六個月	
	二〇〇八年	二〇〇七年
被視作出售部分附屬公司權益溢利	**—**	2
出售共同控制公司權益溢利	**—**	20
出售可供出售投資項目溢利	**154**	508
可供出售投資項目之減值撥備	**(232)**	—
	(78)	530

5. 稅前溢利

	截至十二月三十一日止六個月	
	二〇〇八年	二〇〇七年 (重列)
稅前溢利		
已扣減：		
物業銷售成本	**3,661**	1,016
其他存貨銷售成本	**244**	329
折舊及攤銷	**428**	411
無形資產攤銷(包括在銷售成本內)	**161**	161
僱員開支(包括董事酬金及退休計劃供款)	**1,752**	1,563
及計入：		
上市及非上市投資項目股息收入	**177**	101
上市及非上市債務證券利息收入	**47**	31
有市價證券已變現及未變現之淨持有(虧損)／利益	**(275)**	175

中期財務報表賬項說明

(以港幣百萬元計)

6. 稅項

	截至十二月三十一日止六個月	
	二〇〇八年	二〇〇七年
本期稅項		
香港利得稅	**579**	727
香港以外稅項	**52**	25
	631	752
遞延稅項(抵減)/支出		
投資物業之公平價值變動	**(808)**	1,183
其他暫時差異之產生及回撥	**133**	182
	(675)	1,365
	(44)	2,117

(a) 香港利得稅根據期內預算須課稅溢利按稅率16.5%(二〇〇七年:17.5%)計算。香港以外之稅項準備乃根據該地之適用稅率計算。

(b) 本集團部分附屬公司有關若干年前的稅務評估仍未取得有關稅務機構的同意。本集團已按最佳的專業意見作出適當撥備。基於這些未達協議的稅項最終與撥備可能有所不同,本集團或須再作適當撥備或回撥。

中期財務報表賬項説明

(以港幣百萬元計)

7. 每股溢利

(a) 賬目所示每股溢利

每股基本及攤薄後溢利是以集團可撥歸公司股東溢利港幣六億九千二百萬元(二〇〇七年：港幣一百三十六億二千六百萬元)及按期內已發行加權平均股數二十五億六千四百三十三萬三千三百六十二股(二〇〇七年：二十五億一千三百一十一萬零五百三十六股)計算。

截至二〇〇八年十二月三十一日止及二〇〇七年十二月三十一日止期內並沒有任何潛在被攤薄的普通股，因此並無被攤薄後的每股溢利需要呈報。

(b) 每股基礎溢利

另外，集團以不包括投資物業公平價值變動的可撥歸公司股東之基礎溢利港幣四十五億三千五百萬元(二〇〇七年：港幣六十二億元)來計算每股基本及攤薄後溢利作為評估集團的業務表現。溢利之對賬如下：

	截至十二月三十一日止六個月	
	二〇〇八年	二〇〇七年
綜合損益賬內所示公司股東應佔溢利	**692**	13,626
投資物業公平價值之減少／(增加)	**4,335**	(5,842)
投資物業公平價值變動之遞延税項(抵減)／支出	**(808)**	1,183
出售物業之公平價值已變現收益	**38**	33
少數股東權益應佔投資物業扣除遞延税項後之公平價值(減少)／增加	**(34)**	56
所佔聯營公司及共同控制公司投資物業扣除遞延税項後之公平價值減少／(增加)	**320**	(2,856)
共同控制公司出售物業之公平價值已變現虧損	**(8)**	—
公司股東應佔基礎溢利	**4,535**	6,200

中期財務報表賬項説明

（以港幣百萬元計）

8. 投資物業

(a) 期內變動情況

估值	
於二〇〇八年七月一日	159,293
收購附屬公司所得	294
添置	2,211
撥自	
－發展中物業	234
－收購物業按金	100
出售	(7)
撥往	
－待發展物業	(366)
－其他物業	(2,237)
匯兑差額	(43)
公平價值之減少	(4,335)
於二〇〇八年十二月三十一日	**155,144**

(b) 以上物業之估值包括：

持有之香港物業	
長期契約（不少於五十年）	22,677
中期契約（少於五十年但不少於十年）	111,570
持有之香港以外物業	
長期契約（不少於五十年）	963
中期契約（少於五十年但不少於十年）	19,934
	155,144

(c) 本集團投資物業已於二〇〇八年十二月三十一日由卓德萊坊測計師行有限公司（獨立專業估值師）以市值為準則作出重估，該重估在參照可比較之市場交易及計入目前租約的淨收入並考慮到重訂租約時收入的調整後作出。

9. 固定資產

期內增加的固定資產總額為港幣二十三億六千萬元。出售的固定資產之賬面淨值為港幣五百萬元。

中期財務報表賬項說明

(以港幣百萬元計)

10. 長期投資項目

	二○○八年 十二月三十一日	二○○八年 六月三十日
持有至到期日債務證券		
海外上市債務證券	**356**	41
可供出售債務證券		
海外上市債務證券	**511**	758
可供出售股本證券		
海外上市股本證券	**508**	860
香港上市股本證券	**1,083**	2,257
非上市股本證券	**511**	650
	2,102	3,767
	2,969	4,566
市值		
海外上市	**1,368**	1,659
香港上市	**1,083**	2,257
	2,451	3,916

11. 應收放款

	二○○八年 十二月三十一日	二○○八年 六月三十日
應收按揭放款	**568**	791
減：已列入流動資產於一年內收取之金額	**(42)**	(98)
	526	693

應收按揭放款以物業為抵押，及於資產負債表結算日二十年內依不同年期，每月分期還款。其利息以銀行貸款利率作為參考。

12. 無形資產

根據香港(國際財務報告詮釋委員會)－詮釋第12號及賬項說明第1項中解釋，先前列入為固定資產，於二○○七年七月一日賬面淨值港幣四十三億六千六百萬元之收費道路資產已追溯重新確認為無形資產下之經營權資產。

中期財務報表賬項說明

(以港幣百萬元計)

13. 應收賬項、預付款項及其他

買家須按照買賣合約條文而繳交售出物業的作價。出租物業每月租金由租戶預先繳納，而其他貿易應收賬按個別合約繳款條文繳付其賬項。

包括在本集團應收賬項、預付款項及其他應收賬項內的應收貿易賬項為港幣八十億九千六百萬元(二〇〇八年六月三十日：港幣四十九億六千六百萬元)，其賬齡為：少於六十天佔百分之九十三，六十一至九十天佔百分之一，而超過九十天則為百分之六(二〇〇八年六月三十日：分別為百分之九十四，百分之一及百分之五)。

14. 短期投資項目

	二〇〇八年十二月三十一日	二〇〇八年六月三十日
有市價證券，市值		
香港上市股本證券	**424**	638
海外上市股本證券	**87**	40
	511	678
一年內到期之可供出售債務證券		
海外上市債務證券	**—**	39
	511	717

15. 業務及其他應付賬項

包括在集團業務及其他應付賬項內的應付貿易賬項為港幣十二億八千七百萬元(二〇〇八年六月三十日：港幣十一億八千三百萬元)，其賬齡為：少於六十天佔百分之六十二，六十一天至九十天佔百分之三，而超過九十天則為百分之三十五。(二〇〇八年六月三十日：分別為百分之六十，百分之三及百分之三十七)。

16. 股本

	股數 百萬股	金額
法定：		
每股面值港幣五角之普通股		
期初及期末	2,900	1,450
已發行及繳足：		
每股面值港幣五角之普通股		
期初及期末	2,564	1,282

17. 關連人士交易

以下是本集團與關連人士於期內進行的重大交易撮要，該些交易是在與其他客戶及供應商相似的條件及市場價格下進行。

	聯營公司 截至十二月三十一日止六個月		共同控制公司 截至十二月三十一日止六個月	
	二〇〇八年	二〇〇七年	**二〇〇八年**	二〇〇七年
利息收入	**9**	—	**55**	63
租金收入	**3**	3	**—**	—
租金支出	**—**	—	**15**	12
提供服務之其他收益	**29**	45	**40**	7
貨物購置及服務	**—**	—	**186**	105

18. 或然負債及承擔項目

本集團尚未列入綜合賬內之或然負債及承擔項目如下：

		二〇〇八年 十二月三十一日	二〇〇八年 六月三十日
(a)	固定資產之資本承擔		
	已簽約但未在賬目中備付	**11,264**	12,919
	已批准但未簽約	**264**	426
(b)	投資項目之資本承擔		
	已簽約但未在賬目中備付	**2**	45
(c)	本集團應佔合營項目之資本承擔：		
	已簽約但未在賬目中備付	**1,323**	2,015
	已批准但未簽約	**35**	46

(d) 就銀行及財務機構給予聯營公司及共同控制公司的借款所作的保證承擔合共港幣二十八億二千五百萬元(二〇〇八年六月三十日：共同控制公司港幣二十四億二千五百萬元)及其他擔保港幣二百萬元(二〇〇八年六月三十日：港幣二百萬元)。

19. 比較數字

部分比較數字已重新陳述，以符合本期表列。

財務檢討

業績檢討

期內可撥歸公司股東的基礎溢利並不包括投資物業公平價值之變動為港幣四十五億三千五百萬元，較去年同期港幣六十二億元減少港幣十六億六千五百萬元或百分之二十六點九。受惠於重訂租金合約時之可觀租金調升及新物業所帶來的租金收入，期內淨租金收入為港幣三十五億二千二百萬元，較去年同期增加港幣六億八千三百萬元或百分之二十四點一。由於住宅物業銷售收入及毛利下降，物業銷售溢利減少至港幣十七億八千二百萬元。

本集團截至二〇〇八年十二月三十一日止六個月可撥歸公司股東溢利為港幣六億九千二百萬元，較去年同期港幣一百三十六億二千六百萬元減少港幣一百二十九億三千四百萬元或百分之九十四點九。本期賬目所示溢利已包括投資物業公平價值〈扣除遞延税項〉之減少為港幣三十八億一千三百萬元，去年同期則增加港幣七十四億五千九百萬元。

財務來源及流動資本

(a) 淨債項及負債比率

截至二〇〇八年十二月三十一日止，公司股東資金由去年港幣二千一百九十二億五千萬元或每股港幣八十五元五角，減少至港幣二千一百四十億七千八百萬元或每股港幣八十三元五角。減少的港幣五十一億七千二百萬元或百分之二點四，主要是由於期內可撥歸公司股東溢利未能抵銷長期投資項目之公平價值減少港幣十四億九千四百萬元及派發股息港幣四十三億五千九百萬元之支出。

本集團財政狀況保持強勁，維持較低的負債比率及較高的利息倍數比率。於二〇〇八年十二月三十一日的負債比率〈按淨債項相對公司股東資金比例來計算〉為百分之十八點七，於二〇〇八年六月三十日為百分之十五點三。本期利息倍數比率〈按基礎營業溢利及撥作資本性支出前的淨利息支出的比例來計算〉為九點一倍，去年同期為七點二倍。

集團於二〇〇八年十二月三十一日的債項總額為港幣四百六十五億五千一百萬元。扣除現金及銀行存款港幣六十五億三千九百萬元的淨債項為港幣四百億一千二百萬元。集團總債項的到期組合如下：

	二〇〇八年 十二月三十一日 港幣百萬元	二〇〇八年 六月三十日 港幣百萬元
償還期為：		
一年內	**2,088**	2,051
一年後及兩年內	**4,494**	5,548
兩年後及五年內	**33,589**	27,426
五年後	**6,380**	5,278
借款總額	**46,551**	40,303
現金及銀行存款	**6,539**	6,796
淨債項	**40,012**	33,507

此外，集團亦得到銀行保證提供大量有承諾而未動用的信貸額，大部分以中長期為主，有助減低集團於債項再融資時的風險及增強集團之融資需求彈性。

集團的經常性收益根基穩固，加上持續的物業銷售現金流入及現有的龐大銀行承擔而未動用的信貸額，集團有充裕財務資源以應付業務資金需求。

財務檢討

財務來源及流動資本(續)

(b) 庫務政策

集團的整體融資及庫務事宜均集中在集團中央層面管理及監控。於二〇〇八年十二月三十一日，集團百分之八十八的債項是經由全資擁有的財務附屬公司而餘下百分之十二是經由業務性附屬公司借入的。

集團因擁有龐大以港元為主的資產基礎及業務現金流量，外匯風險減到最少。於二〇〇八年十二月三十一日，集團約百分之八十五的借款為港元借款，百分之三的借款為新加坡元借款，百分之七的借款為美元借款及百分之五的借款為人民幣借款。外國貨幣借款主要用作對香港以外物業項目的融資。

集團的借款主要以浮息計算。部分集團發行的定息票據，已透過利率掉期合約轉為浮息債項。於二〇〇八年十二月三十一日，大概百分之八十八的集團借款為浮息債項，包括由定息掉換浮息的債項，及百分之十二的集團借款為定息債項。金融衍生工具的運用均受到嚴格監控並只用作管理集團借款的基本風險。本集團一貫的政策是不會進行投機性的衍生工具交易。

於二〇〇八年十二月三十一日未到期的有關定息掉換浮息掉期合約之公平價值對沖總額為港幣四十一億八千九百萬元及貨幣掉期合約(用以對沖償還美元債項本金)總額為港幣三億八千一百萬元。

本集團之銀行存款附有當時市場利率之利息。於二〇〇八年十二月三十一日，集團之現金及銀行結存約百分之四十八為港元，百分之四十三為美元，百分之五為人民幣及百分之四為其他貨幣。

資產抵押

於二〇〇八年十二月三十一日，集團附屬公司數碼通抵押部分銀行存款額港幣四億九千九百萬元，作為保證銀行為第三代流動電話牌照及其他擔保作出履約保證。此外，集團附屬公司抵押若干資產，賬面淨值約共港幣六十九億七千一百萬元作為銀行借款抵押品。除上述資產抵押外，集團其他資產均無抵押。

或然負債

於二〇〇八年十二月三十一日，集團的或然負債是關於銀行給予合營公司的借款所作保證承擔及其他擔保總額合共港幣二十八億二千七百萬元(二〇〇八年六月三十日：港幣二十四億二千七百萬元)。

其他資料

董事

本公司董事名單載列於本報告第2頁。董事之個人資料及其變動如下：

鄺肖卿

主席及非執行董事（80歲）

鄺女士自二〇〇八年五月出任本公司主席及非執行董事。她乃前公司主席郭得勝先生遺孀。鄺女士擁有超過四十年房地產業豐富經驗。她亦指導新鴻基地產郭氏基金有限公司及郭得勝基金有限公司的工作，參與多項公益及社會活動，深受董事局及本公司管理高層敬重。鄺女士是郭炳湘先生、郭炳江先生及郭炳聯先生的母親，及鄺凖先生的胞姊。

除上文所披露外，鄺女士與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。她在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務。

截至二〇〇八年六月三十日止之財政年度，鄺女士已收取港幣11,475元為出任本公司主席之董事袍金。

李兆基博士

副主席及非執行董事（80歲）

李博士出任本公司非執行董事達三十六年，乃恒基兆業地產有限公司及恒基兆業發展有限公司之創辦人及主席兼董事總經理。他從事本港地產發展逾五十年。他亦為香港中華煤氣有限公司之主席、美麗華酒店企業有限公司之董事長及香港小輪（集團）有限公司及東亞銀行有限公司之董事。李博士於二〇〇七年七月獲香港特別行政區政府頒授大紫荊勳章，以表揚其對社會作出之傑出貢獻。

除上文所披露外，李博士在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務。他與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，李博士已收取港幣110,000元為出任本公司副主席之董事袍金。

郭炳江

副主席兼董事總經理（57歲）

郭炳江先生是本公司副主席兼董事總經理，亦是本公司執行委員會成員。他在本集團服務三十一年。他亦是三號幹線（郊野公園段）有限公司主席、IFC Development Limited聯席主席、新意網集團有限公司執行董事及東亞銀行有限公司獨立非執行董事。郭先生持有英國倫敦大學工商管理碩士學位及倫敦大學帝國學院土木工程系學士學位。

他是香港大學經濟及工商管理學院理事會主席及香港地產建設商會第一副會長，並獲政府委任為外匯基金諮詢委員會委員、建造業議會成員及策略發展委員會委員。他於二〇〇九年二月二十七日被委任為臨時最低工資委員會非官方成員。郭先生於二〇〇七年七月獲香港特別行政區政府頒授銀紫荊星章，以表揚其對社會作出之傑出貢獻。

郭先生曾任經濟及就業委員會委員、營商諮詢小組成員、土地及建設諮詢委員會、註冊承建商懲戒處分委員會、香港總商會工業事務委員會及方便營商諮詢委員會之委員。他亦曾任可持續發展委員會成員至二〇〇九年二月二十八日。他並曾為建造商會物業管理委員會主席及香港建造商會幹事。

他亦曾出任香港公益金董事、社會福利政策及服務委員會及公開進修大學校董會之委員。

郭先生為廣州市榮譽市民及第九屆中華人民共和國全國政協上海市委員會的常務委員。

郭先生是鄺肖卿女士之兒子、郭炳湘先生之親弟及郭炳聯先生之兄長。

除上文所披露外，郭先生在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務，亦與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，郭先生已收取港幣110,000元為出任本公司副主席、港幣30,000元為出任新意網集團有限公司董事之董事袍金以及其他酬金約港幣1,960,000元。

其他資料

郭炳聯

副主席兼董事總經理(55歲)

郭先生是本公司副主席兼董事總經理，亦是執行委員會成員。他在本集團服務了三十年，持有劍橋大學法律系碩士學位、哈佛大學工商管理碩士學位、香港公開大學榮譽工商管理博士學位及香港中文大學榮譽法學博士學位。他是新意網集團有限公司及數碼通電訊集團有限公司主席，亦是載通國際控股有限公司和富聯國際集團有限公司之非執行董事，以及渣打銀行(香港)有限公司之獨立非執行董事。

於社會公職方面，郭先生為香港地產建設商會董事、香港總商會理事及香港中文大學校董會副主席。他曾任香港港口發展局成員直至二〇〇八年十二月三十一日。郭先生是鄺肖卿女士之兒子，及郭炳湘先生及郭炳江先生之親弟。

除上文所披露外，郭先生在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務，亦與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，郭先生已收取港幣110,000元為出任本公司副主席、港幣40,000元為出任新意網集團有限公司主席、港幣100,000元為出任數碼通電訊集團有限公司主席之董事袍金以及其他酬金約港幣2,020,000元。

葉迪奇

獨立非執行董事(62歲)

葉先生自二〇〇四年九月出任為本公司獨立非執行董事。他亦是本公司審核委員會及提名委員會成員。他於一九六五年在香港加入香港上海滙豐銀行有限公司(「滙豐」)，曾在倫敦、中國及三藩市工作。葉先生曾在滙豐多個部門工作，如貿易服務、工商機構業務、集團諮詢服務及區域培訓等等。在擔任中國業務總裁之前，他亦曾服務於個人銀行業務部，先後任職於市場、信用卡產品、客戶服務及銷售各部門，負責香港個人銀行業務。於二〇〇三年一月至二〇〇五年四月，葉先生被派往上海出任中國業務總裁，期間，他還曾擔任上海銀行、中國平安保險及平安銀行三家機構的董事。自二〇〇五年四月，葉先生出任滙豐總經理。同時，他於二〇〇五年五月一日被委任為交通銀行總行的副行長並於二〇〇五年五月一日正式上任。

葉先生是倫敦銀行特許協會的會員。他在香港接受教育，取得香港大學工商管理碩士學位。由於葉先生對香港銀行業和社區事業作出的傑出貢獻，他於一九八四年獲選香港十大傑出青年。葉先生於一九八四年獲得由英國政府頒發的MBE英帝國勳章；一九九九年在香港獲太平紳士稱號；二〇〇〇年獲香港特別行政區政府頒授銅紫荊星章。目前，他還分別為中國銀行業監督管理委員會下設考試委員會考官、北京市金融發展顧問團名譽顧問及中國香港(地區)商會名譽會長，以及歐盟中國商會的董事。

葉先生積極參與香港地區社團及青年活動，同時致力各類義工服務團體活動，如聯合國兒童基金會和中國紅十字會第八屆理事會。

除上文所披露外，葉先生在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務。他與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，葉先生已收取港幣100,000元為出任本公司董事之董事袍金，另取港幣220,000元及港幣50,000元分別為出任本公司審核委員會及提名委員會成員之酬金。

其他資料

王于漸教授（附註1）

獨立非執行董事（56歲）

王于漸教授自二〇〇五年五月出任為本公司獨立非執行董事。他是本公司提名委員會主席及薪酬委員會成員。他目前為香港大學首席副校長。王教授積極推動有關香港及中國內地經濟政策之研究活動，為香港經濟研究中心及香港經濟及商業策略研究所之創辦總監。王教授於一九九九年獲香港特別行政區政府頒發銀紫荊星章，以表揚王教授在教育、房屋、工業及科技發展之貢獻。此外，他於二〇〇〇年七月獲封為太平紳士。王教授曾就讀於芝加哥大學經濟系，取得博士學位。

王教授乃長江生命科技集團有限公司、鷹君集團有限公司、中國工商銀行（亞洲）有限公司、東方海外（國際）有限公司、盈科大衍地產發展有限公司及領匯管理有限公司（作為領匯房地產投資信託基金之管理人）之獨立非執行董事。此外，王教授亦曾為盈科保險集團有限公司之獨立非執行董事直至二〇〇七年六月辭任，及曾出任九廣鐵路公司管理局成員直至二〇〇七年十二月。

除上文所披露外，王教授在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務。他與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，王教授已收取港幣100,000元為出任本公司董事之董事袍金，以及港幣50,000元為出任本公司薪酬委員會成員及港幣60,000元為出任本公司提名委員會主席之酬金。

張建東博士

獨立非執行董事（61歲）

張博士自二〇〇七年十二月起出任本公司獨立非執行董事，亦是本公司審核委員會主席。他為行政會議非官守議員、香港機場管理局董事會及機場保安有限公司之主席、香港盈富基金監督委員會主席、香港科技大學校董會主席及香港公開大學校董會成員。他是恒生銀行有限公司、香港興業國際集團有限公司、香港交易及結算所有限公司及滙豐控股有限公司（委任日期為二〇〇九年二月一日）之獨立非執行董事。張博士亦是The Association of Former Council Members of The Stock Exchange of Hong Kong Limited及香港國際電影節協會有限公司之董事。

除上文所披露外，張博士在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務。他與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，張博士已收取港幣56,557元為出任本公司董事之董事袍金，以及港幣136,066元為出任本公司審核委員會主席之酬金。

其他資料

郭炳湘

非執行董事（58歲）

郭先生在本集團服務三十五年。他獲英國倫敦大學帝國理工學院榮譽理學博士並持有英國倫敦大學帝國理工學院土木工程系碩士學位，並為英國土木工程師學會會員及香港工程師學會會員。他是新意網集團有限公司之執行董事、載通國際控股有限公司之非執行董事，以及威信停車場管理（控股）有限公司和鴻昌進出口有限公司之董事。

他同時出任香港地產建設商會董事、東尖沙咀地產發展商聯會有限公司董事及香港酒店業聯會名譽司庫。在社區參與方面，他為香港公益金歷屆董事委員會前主席。他亦是香港中文大學工商管理碩士課程顧問委員會委員及香港科技大學顧問委員會榮譽委員。

郭先生為北京市及廣州市榮譽市民及中華人民共和國全國政協常務委員。郭先生是鄺肖卿女士之兒子，及郭炳江先生及郭炳聯先生之兄長。

除上文所披露外，郭先生在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務，亦與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，郭先生已收取董事袍金共港幣118,088元作為於二〇〇七年七月一日至二〇〇八年五月二十七日期間出任本公司主席及行政總裁及於二〇〇八年五月二十八日至二〇〇八年六月三十日期間出任本公司非執行董事，另港幣30,000元出任新意網集團有限公司董事之董事袍金；以及其他酬金約港幣2,690,000元。

胡寶星爵士

非執行董事（79歲）

胡寶星爵士自一九七二年八月出任本公司非執行董事。他亦是恒基兆業有限公司的董事、恒基兆業地產有限公司及恒基兆業發展有限公司的非執行董事、以及胡家驃律師事務所（與亞司特律師行聯營）的顧問。他持有英國及香港執業律師資格，並為香港管理專業協會會士、英國仲裁學會院士、英國工商管理學會院士及英國董事協會院士。他獲香港城市大學頒授名譽法律學博士學位及英國倫敦大學英皇學院頒發院士名譽，並應天津南開大學之邀出任名譽教授。他也是香港大學「胡寶星法律獎」及「胡寶星海外暑期旅遊進修獎學金」的創辦人。胡爵士亦於香港城市大學設立了「胡寶星中國法與比較法講座教授」。

除上文所披露外，胡爵士在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務。他與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，胡爵士已收取港幣100,000元為出任本公司董事之董事袍金。

李家祥博士（附註2）

非執行董事（55歲）

李家祥博士自二〇〇五年五月出任本公司非執行董事，現為本公司審核委員會成員。他亦是數碼通電訊集團有限公司之獨立非執行董事以及其審核委員會及薪酬委員會之主席。

李博士為李湯陳會計師事務所首席合夥人。同時，他是載通國際控股有限公司、王氏國際（集團）有限公司、恒生銀行有限公司、華潤創業有限公司、路訊通控股有限公司、交通銀行股份有限公司及美維控股有限公司之獨立非執行董事。李博士亦曾是中國航空技術國際控股有限公司及中化化肥控股有限公司之獨立非執行董事，以及Strategic Global Investment plc.之非執行董事。

李博士為中國人民政治協商會議第十一屆全國委員會委員、中華人民共和國財政部會計準則委員會諮詢專家、財務匯報檢討委員團召集人兼成員及策略發展委員會委員。他亦為前香港立法會議員兼任立法會政府帳目委員會主席及香港會計師公會前會長。

除上文所披露外，李博士在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務，亦與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，李博士已分別收取港幣100,000元及港幣220,000元為出任本公司董事及本公司審核委員會成員之董事袍金，另收取合共港幣200,000元為出任數碼通電訊集團有限公司董事之董事袍金及其審核委員會及薪酬委員會主席之酬金。

其他資料

關卓然

非執行董事（74歲）

關卓然先生自一九九九年七月出任本公司非執行董事，亦是本公司提名委員會成員。關先生為胡關李羅律師行首席合夥人，執業四十六年。他為東華三院前總理及顧問及現任有表決權的會員、郵票諮詢委員會前委員、香港童軍基金管理委員會副會長、倫敦大學英皇學院香港分會會長、香港郵學會主席、亞洲集郵聯合會副主席、香港華仁舊生會永遠顧問、華仁戲劇社董事、南華體育會委員及法律顧問，亦是其足球部前副主任及其保齡球部前主任，及香港生殖醫學會有限公司榮譽法律顧問。

關先生亦曾歷任香港一九九四、一九九七、二○○一及二○○四年國際郵展籌辦理委員會委員長兼副主席，並獲重新委任為二○○九年國際郵展籌辦理委員長。他亦曾以不同職銜服務於香港高爾夫球會常務委員會。關先生畢業於倫敦大學英皇學院，獲頒發院士名譽，並為仲裁學會院士及英國皇家集郵學會院士。

關先生在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務。他與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二○○八年六月三十日止之財政年度，關先生已收取港幣100,000元為出任本公司董事之董事袍金及港幣50,000元為出任本公司提名委員會成員之酬金。

盧超駿

非執行董事（79歲）

盧先生曾在本公司出任執行董事兼公司秘書達二十八年，直至一九九八年二月離任。他現為本公司非執行董事及薪酬委員會成員。他自六十年代已涉足地產發展業務。

盧先生在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務。他與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二○○八年六月三十日止之財政年度，盧先生已收取港幣100,000元為出任本公司董事之董事袍金，以及港幣50,000元為出任本公司薪酬委員會成員之酬金。

陳啓銘

執行董事（76歲）

陳先生自一九八一年一月出任本公司執行董事。他亦是本公司執行委員會成員。他於一九八五年出任沙田區議會委任議員，任期三年。

陳先生在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務。他與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二○○八年六月三十日止之財政年度，陳先生已收取港幣100,000元為出任本公司董事之董事袍金及其他酬金約港幣3,190,000元。

其他資料

陳鉅源

執行董事(62歲)

陳先生自一九八七年九月出任本公司執行董事。他亦是本公司執行委員會成員。他畢業於香港中文大學聯合書院，於一九七三年加入本集團，現專責收購土地及工程策劃。陳先生亦是新意網集團有限公司之執行董事。他於二〇〇七年獲香港公開大學頒授榮譽大學院士榮銜。

除上文所披露外，陳先生在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務，亦與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，陳先生已收取港幣100,000元為出任本公司董事之董事袍金及港幣30,000元為出任新意網集團有限公司董事之董事袍金及其他酬金約港幣9,200,000元。

鄺準

執行董事(79歲)

鄺先生自一九九二年十月出任本公司執行董事。他亦是本公司執行委員會成員。他畢業於武漢中南財經學院，曾於中國人民銀行廣州分行任職。一九六二年來港後，服務於永業有限公司，一九六三年加盟新鴻基企業有限公司。鄺先生自本公司於一九七二年上市後服務至今。鄺先生是鄺肖卿女士之親弟。

除上文所披露外，鄺先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。他在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務。

截至二〇〇八年六月三十日止之財政年度，鄺先生已收取港幣100,000元為出任本公司董事之董事袍金及其他酬金約港幣3,820,000元。

黃奕鑑

執行董事(56歲)

黃先生於本集團服務達二十七年。他亦是本公司執行委員會成員，持有香港中文大學工商管理學士及碩士學位。黃先生自一九九六年起擔任本公司執行董事。現時負責集團之策略策劃、企業發展、基建項目、財務投資及投資者關係。

黃先生是新意網集團有限公司之執行董事、數碼通電訊集團有限公司之非執行董事及其審核委員會成員，以及富聯國際集團有限公司之非執行董事。根據證券及期貨條例(「證券及期貨條例」)第XV部所界定，他亦是本公司之主要股東Vantage Captain Limited之董事。他於二〇〇八年十一月二十日辭任路訊通控股有限公司之副主席及非執行董事。

在社會服務方面，黃先生現為香港青年旅舍協會主席，也是香港政府屬下推廣義工服務督導委員會及兒童發展基金督導委員會的委員。他亦是香港中文大學新亞書院校董及香港公開大學校董。

除上文所披露外，黃先生在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務，亦與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，黃先生已收取港幣100,000元為出任本公司董事及港幣30,000元為出任新意網集團有限公司董事之董事袍金；另收取合共港幣200,000元為出任數碼通電訊集團有限公司董事之董事袍金及其審核委員會成員之酬金；以及其他酬金約港幣13,080,000元。

其他資料

黃植榮

執行董事（53歲）

黃先生以優異成績畢業於香港理工大學及持有國際房地產理學碩士學位，並為香港測量師學會資深會員及註冊專業測量師。於一九八一年加入本集團，並於一九九六年一月獲委任為本公司執行董事。他是本公司執行委員會成員，現時專責統籌集團工程策劃事務。

黃先生在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務。他與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

截至二〇〇八年六月三十日止之財政年度，黃先生已收取港幣100,000元為出任本公司董事之董事袍金及其他酬金約港幣13,880,000元。

胡家驃

胡寶星爵士之替代董事（46歲）

胡先生於二〇〇二年十月獲委任為胡寶星爵士之替代董事。胡先生現任騏利集團董事，持英國牛津大學法理學碩士學位，並為香港特別行政區、澳洲、英格蘭及威爾斯之執業律師。胡先生現為胡家驃律師事務所（與亞司特律師行聯營）合夥人及曾任洛希爾父子（香港）有限公司董事。在此之前，他並曾任胡關李羅律師行的公司企業融資合夥人。胡先生亦是恒基兆業地產有限公司及恒基兆業發展有限公司非執行董事胡寶星爵士之替代董事。胡先生於二〇〇八年一月獲世界華人協會頒授二〇〇八年世界傑出華人獎及由美國西阿拉巴馬州立政府大學頒授榮譽博士學位。他為胡寶星爵士之兒子。

除上文所披露外，胡先生在過去三年並無在其證券於香港或海外任何證券市場上市的公眾公司中擔任任何董事職務，亦與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係。

根據本公司章程細則，胡先生除只可收取其委任人可不時直接以書面方式通知本公司有關應支付其委任人之酬金（如有）外，胡先生並不享有作為本公司替代董事之任何酬金。

所有董事及替代董事均無與本公司訂立任何服務合約。惟董事須根據本公司章程細則於本公司股東週年大會上輪值告退並膺選連任。董事之董事袍金乃董事局建議及由股東於股東週年大會上批准，而其他酬金則根據本公司章程細則所授予董事局之權力及參考其在時間、努力及成績所作貢獻而作出審訂。

附註：

在本中期報告之日期後及於付印前，以下之轉變已為生效：

1. 於二〇〇九年三月十九日，王于漸教授獲委任為本公司薪酬委員會主席。
2. 於二〇〇九年三月十九日，李家祥博士調任為本公司獨立非執行董事，並獲委任為本公司薪酬委員會成員。

其他資料

董事及最高行政人員之權益

於二〇〇八年十二月三十一日，本公司董事及最高行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債權證中擁有根據證券及期貨條例第XV部第7及第8分部須知會本公司及香港聯合交易所有限公司(「聯交所」)的權益及淡倉(包括彼等根據證券及期貨條例之該等條文被假設或視為擁有之權益或淡倉)，或記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉，或根據本公司已採納載於當時的上市規則附錄十之上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所的權益或淡倉如下：

1. 本公司股份及相關股份好倉

董事姓名	持有之股份數目 個人權益(實益擁有人)	家族權益(配偶或18歲以下之子女)	公司權益(授控制公司之權益)	其他權益	總數	股本衍生工具內持有相關股份數目	總數	於2008年12月31日佔已發行股份百分比
鄺肖卿	21,000	—	—	1,077,394,347[1]	1,077,415,347	—	1,077,415,347	42.02
李兆基	486,340	—	343,000[2]	—	829,340	—	829,340	0.03
郭炳江	1,976,281	304,065	—	1,097,428,214[1]	1,099,708,560	—	1,099,708,560	42.88
郭炳聯	75,000	—	—	1,100,571,895[1]	1,100,646,895	—	1,100,646,895	42.92
王于漸	—	1,000	—	—	1,000	—	1,000	0
郭炳湘	75,000	—	—	1,099,378,522[1]	1,099,453,522	—	1,099,453,522	42.87
胡寶星	1,089,906	—	—	—	1,089,906	203,000[3]	1,292,906	0.05
李家祥	—	—	18,000[4]	—	18,000	—	18,000	0
盧超駿	90,000	—	—	—	90,000	—	90,000	0
陳啓銘	41,186	—	—	—	41,186	—	41,186	0
陳鉅源	—	66,000	126,500[5]	—	192,500	—	192,500	0
鄺　準	702,722	339,358	—	—	1,042,080	—	1,042,080	0.04
黃奕鑑	165,904	—	—	—	165,904	—	165,904	0.01
黃植榮	195,999	—	—	—	195,999	—	195,999	0.01
胡家驃 *(胡寶星之替代董事)*	—	1,000	—	—	1,000	—	1,000	0

附註：

1. 由於鄺肖卿女士、郭炳湘先生、郭炳江先生及郭炳聯先生為某些酌情信託之受益人，此等權益(按證券及期貨條例第XV部而言)視作他們之權益。於此股權中，1,077,394,347股本公司股份屬相同權益，並因此重覆計算為該四位董事之權益。

2. 李兆基博士被視為透過Superfun Enterprises Limited(「Superfun」)擁有343,000股權益。Superfun乃香港中華煤氣有限公司(「中華煤氣」)之全資附屬公司。而恒基兆業地產有限公司(「恒地」)擁有中華煤氣39.06%權益。恒基兆業有限公司(「恒兆」)擁有恒地 53.01%權益。Hopkins (Cayman) Limited(「Hopkins」)為一單位信託(「單位信託」)之受託人，單位信託實益擁有恒兆股本中所有已發行之普通股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)為數個酌情信託之信託人則持有單位信託內之信託單位。而李兆基博士實益擁有Hopkins、Rimmer及Riddick所有已發行股份。故根據證券及期貨條例第XV部而言，李兆基博士被視為擁有上述343,000股本公司股份之權益。

3. 此等相關股份乃因胡寶星爵士以實益擁有人身份持有以實物交收非上市衍生工具而持有。

4. 此等股份乃由一間由李家祥博士為董事總經理及擁有12.20%已發行股份之公司持有。

5. 此等股份乃由一間授控於陳鉅源先生之公司持有。

其他資料

2. 本公司相聯法團之股份及相關股份好倉

(a) 新意網集團有限公司(「新意網」)

董事姓名	個人權益(實益擁有人)	其他權益	總數	股本衍生工具內持有相關股份數目	總數	於2008年12月31日佔已發行股份百分比
	持有之股份數目					
鄺肖卿	53,178	1,070,000[1]	1,123,178	—	1,123,178	0.06
郭炳江	—	1,070,000[1]	1,070,000	—	1,070,000	0.05
郭炳聯	—	1,742,500[1]	1,742,500	—	1,742,500	0.08
郭炳湘	—	1,070,000[1]	1,070,000	—	1,070,000	0.05
鄺 準	300,000	—	300,000	—	300,000	0.01
黃奕鑑	100,000	—	100,000	—	100,000	0
黃植榮	109,000	—	109,000	—	109,000	0

附註：

1. 由於鄺肖卿女士、郭炳湘先生、郭炳江先生及郭炳聯先生為某酌情信託之成立人或受益人，此等權益(按證券及期貨條例第XV部而言)視作他們之權益。於此等股權中，1,070,000股新意網股份屬相同權益，並因此重覆計算為該四位董事之權益。

(b) 數碼通電訊集團有限公司(「數碼通」)

董事姓名	其他權益	總數	股本衍生工具內持有相關股份數目	總數	於2008年12月31日佔已發行股份百分比
	持有之股份數目				
鄺肖卿	420,000[1]	420,000	—	420,000	0.08
郭炳聯	2,237,767[2]	2,237,767	—	2,237,767	0.41

附註：

1. 由於鄺肖卿女士為某些酌情信託之成立人及受益人，此等數碼通股權(按證券及期貨條例第XV部而言)視作她之權益。
2. 由於郭炳聯先生為某酌情信託之受益人，此等數碼通股權(按證券及期貨條例第XV部而言)視作他之權益。

(c) 載通國際控股有限公司

董事姓名	個人權益(實益擁有人)	總數	股本衍生工具內持有相關股份數目	總數	於2008年12月31日佔已發行股份百分比
	持有之股份數目				
郭炳聯	393,350	393,350	—	393,350	0.10
郭炳湘	61,522	61,522	—	61,522	0.02
鍾士元 *(已於2009年2月1日辭任)*	18,821	18,821	—	18,821	0

(d) 鄺肖卿女士、郭炳湘先生、郭炳江先生及郭炳聯先生於下列相聯法團之股份中，各自持有以下權益：

相聯法團名稱	透過法團持有	於2008年12月31日透過法團持有佔已發行股份百分比	法團實則持有	於2008年12月31日實則持有佔已發行股份百分比
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
舉捷有限公司	8	80	4[1]	40

附註： 1. 此等權益(按證券及期貨條例第XV部而言)視作鄺肖卿女士、郭炳湘先生、郭炳江先生及郭炳聯先生之權益，於此股權中屬相同權益，並因此重覆計算為該四位董事之權益。該等股權由某酌情信託下之法團持有，由於鄺肖卿女士、郭炳湘先生、郭炳江先生及郭炳聯先生為該酌情信託之成立人或受益人，此等權益(按證券及期貨條例第XV部而言)視作他們之權益。

(e) 李兆基博士於下列相關法團之股份中，持有以下公司權益：

相關法團名稱	持有之股份數目總數	於2008年12月31日佔已發行股份百分比
毅博有限公司	2[2]	50
Billion Ventures Limited	1[3]	50
中環建築有限公司	1[4]	50
Central Waterfront Property Holdings Limited	100[5]	100
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
日威發展有限公司	100[8]	25
新輝 — 裕民聯營建築有限公司	1[4]	50
裕運(香港)有限公司	1[9]	50
Fullwise Finance Limited	2[2]	50
金騏有限公司	1[10]	50
翠玉地產資源有限公司	1[11]	25
Joy Wave Development Limited	1[4]	50
嘉樂威有限公司	2,459[12]	24.59
美福發展有限公司	3,050[13]	33.33
New Treasure Development Limited	1[11]	25
半島豪庭管理服務有限公司	1[14]	50
盛意發展有限公司	1[11]	25
星際發展有限公司	1[15]	33.33
Tartar Investments Limited	300[16]	30
添富利物業有限公司	4,918[17]	49.18
紅磡建築有限公司	1[4]	50
旋高發展有限公司	1[18]	50
旋高工程管理有限公司	1[18]	50
World Space Investment Limited	4,918[17]	49.18

其他資料

附註：

1. 李兆基博士被視為透過Superfun擁有本公司343,000股股份權益。Superfun乃中華煤氣之全資附屬公司。而恒地擁有中華煤氣39.06%權益。恒兆擁有恒地53.01%權益。Hopkins為單位信託之受託人，單位信託實益擁有恒兆股本中所有已發行之普通股份。Rimmer及Riddick為數個酌情信託之信託人則持有單位信託內之信託單位。而李兆基博士實益擁有Hopkins、Rimmer及Riddick所有已發行股份。故根據證券及期貨條例第XV部而言，李兆基博士被視為擁有上述本公司343,000股股份權益。

2. 李兆基博士被視為透過裕運(香港)有限公司擁有2股權益。該公司的50%權益為恒地全資持有之Masterland Limited所擁有。如附註1所述，李兆基博士被視為擁有恒地之權益。

3. 李兆基博士被視為透過Chico Investment Limited(「Chico」)擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

4. 李兆基博士被視為透過裕民建築有限公司擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

5. 李兆基博士被視為透過Central Waterfront Property Investment Holdings Limited擁有100股權益。該公司被Starland International Limited(「Starland」)持有其34.21% 權益，Starland為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

6. 李兆基博士被視為擁有一共50股權益，此乃透過Starland而持有34.21股權益及Prominence Properties Limited(「Prominence」)持有15.79股權益。Starland為恒地之全資附屬公司，而Prominence為中華煤氣之全資附屬公司，中華煤氣的39.06%權益為恒地所有。如附註1所述，李兆基博士被視為擁有恒地之權益。

7. 李兆基博士被視為透過Starland擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

8. 李兆基博士被視為透過兆權發展有限公司擁有100股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

9. 李兆基博士被視為透過Masterland Limited擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

10. 李兆基博士被視為透過Atex Resources Limited擁有1股權益。該公司為恒地全資持有之Mightymark Investment Limited全資擁有。如附註1所述，李兆基博士被視為擁有恒地之權益。

11. 李兆基博士被視為透過Citiplus Limited擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

12. 李兆基博士被視為透過Chico擁有 2,459股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

13. 李兆基博士被視為透過Quickcentre Properties Limited擁有3,050股權益。該公司被Andcoe Limited的全資附屬公司恒基(中國)投資有限公司持有其50% 權益，Andcoe Limited則為Brightland Enterprises Limited全資擁有的恒基中國集團有限公司之全資附屬公司，而Brightland Enterprises Limited為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

14. 李兆基博士被視為透過偉邦物業管理有限公司擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

15. 李兆基博士被視為透過恒基兆業發展有限公司擁有1股權益。該公司由Kingslee S.A.持有67.94% 權益，而Kingslee S.A.為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

16. 李兆基博士被視為透過Kenforce Investment Limited擁有300股權益。該公司由恒地之全資附屬公司恒基中國地產有限公司持有。如附註1所述，李兆基博士被視為擁有恒地之權益。

17. 李兆基博士被視為透過Billion Ventures Limited擁有4,918股權益。該公司由恒地之全資附屬公司Chico持有50% 權益。如附註1所述，李兆基博士被視為擁有恒地之權益。

18. 李兆基博士被視為透過Dandy Investments Limited擁有1股權益。該公司為恒地之全資附屬公司。如附註1所述，李兆基博士被視為擁有恒地之權益。

除以上所披露外，於二〇〇八年十二月三十一日，概無董事及本公司最高行政人員，根據證券及期貨條例第XV部之第7及第8分部，被視為於本公司及其相關法團之股份、相關股份及債權證中持有權益及淡倉，而須記錄在根據證券及期貨條例第352條或須根據標準守則而須知會本公司及聯交所。

其他資料

董事進行證券交易的標準守則

本公司跟隨上市規則附錄十之標準守則作為董事進行本公司之證券交易的行為準則。本公司已向每位董事查詢及獲得其確認於截至二〇〇八年十二月三十一日止六個月內均有全面遵守當時的標準守則。

購股權計劃

1. 本公司之購股權計劃

本公司曾於一九九七年十一月二十日採納的購股權計劃(「前計劃」)。自採納有關計劃以來，本公司已分別於二〇〇〇年二月十五日及二〇〇一年七月十六日授出購股權二次。第一次及第二次授出之購股權已分別於二〇〇五年二月十四日及二〇〇六年七月十五日失效。

本公司於二〇〇二年十二月五日舉行之股東特別大會上，為遵守上市規則第十七章新修訂條文之規定，已動議通過採納新購股權計劃(「新計劃」)及終止前計劃之普通決議案。自採納新計劃以來，並未有任何人士獲授予此計劃之購股權。

2. 附屬公司之購股權計劃

a. 新意網

新意網已採納一個購股權計劃(「新意網前計劃」)，計劃主要條款概括刊載於新意網於二〇〇〇年三月六日刊發之售股章程附錄五「法定及一般資料購股權計劃」內。新意網在二〇〇二年十二月三日舉行之股東週年大會上通過普通決議案，採納另一項購股權計劃(「新意網新計劃」)及終止新意網前計劃。此安排並已獲本公司於二〇〇二年十二月五日之股東特別大會通過有關決議案批准，當日正式生效。

(i) 新意網前計劃

自採納新意網前計劃以來，新意網已授出四批購股權；其中，行使價為每股港幣10.38元、3.88元、2.34元及1.43元之購股權之行使時限已分別於二〇〇五年十二月三十日、二〇〇六年十一月十四日、二〇〇七年三月十九日及二〇〇八年七月七日營業時間完畢時止全部失效。新意網不得再根據新意網前計劃授出購股權。

(ii) 新意網新計劃

自採納新意網新計劃以來，新意網已授出兩批購股權。

行使價為每股港幣1.59元之購股權可根據有關計劃條款行使：
(a) 於二〇〇四年十一月二十九日起計三年內可行使最多三分一之購股權；
(b) 於二〇〇五年十一月二十九日起計三年內可行使其餘但最多不超過三分二之購股權；及
(c) 於二〇〇六年十一月二十九日起計三年內可行使餘下之購股權。
購股權之行使時限將於二〇〇九年十一月二十八日營業時間完畢時止。

行使價為每股港幣1.41元之購股權之行使時限已於二〇〇八年十一月九日營業時間完畢時止失效。

截至二〇〇八年十二月三十一日止六個月內並無根據新意網新計劃授出購股權。

於截至二〇〇八年十二月三十一日止六個月內，根據新意網新計劃授予參與者的股權變動詳情如下：

			購股權數目				
承授人	授出日期	行使價（港幣）	於2008年7月1日之結餘	於期內授出	於期內行使	於期內註銷／失效	於2008年12月31日之結餘
新意網之董事	2003年11月29日	1.59	320,333	—	—	133,333[1]	187,000
新意網之僱員	2003年11月29日	1.59	216,667	—	—	—	216,667

附註： 1. 此等股權為一位新意網之前董事所擁有。

除上述之參與者外，新意網自採納新意網前計劃及新意網新計劃以來並無授出任何購股權予其他人士而須根據上市規則第17.07條作出披露。

b. 互聯優勢有限公司（「互聯優勢」）

新意網另批准其附屬公司互聯優勢之購股權計劃。新意網之董事會可向互聯優勢及其任何附屬公司之全職僱員及執行董事授出可認購互聯優勢股份之購股權，股份數目不得超逾互聯優勢不時已發行股本之10%（「互聯優勢計劃」）。根據互聯優勢計劃授出之購股權的行使時限，是由授出購股權當日起至互聯優勢董事會釐定的日期或二〇一〇年二月二十八日（以較早者為準）止，並可按計劃內之條文提前終止。自採納互聯優勢計劃以來，並無授出購股權予任何人士。

c. 數碼通

根據於二〇〇二年十一月十五日採納之數碼通購股權計劃（「數碼通購股權計劃」）之條款，數碼通可授購股權予參與者，包括數碼通集團之董事及員工，使其認購數碼通之股份。

於截至二〇〇八年十二月三十一日止六個月內，根據數碼通購股權計劃授予參與者的股權變動詳情如下：

				購股權數目				
承授人	授出日期	行使價（港幣）	行使期限	於2008年7月1日之結餘	於期內授出	於期內行使	於期內註銷／失效	於2008年12月31日之結餘
數碼通之董事	2003年2月10日	9.29	2003年2月10日至2011年7月16日	3,000,000[1]	—	—	—	3,000,000
	2003年2月10日	9.20	2003年5月2日至2012年5月1日	133,500[2]	—	—	—	133,500
	2004年2月5日	9.00	2005年2月5日至2014年2月4日	970,000[3]	—	—	—	970,000
數碼通之僱員	2004年2月5日	9.00	2005年2月5日至2014年2月4日	4,990,000	—	—	(440,000)	4,550,000
	2005年3月1日	9.05	2006年3月1日至2015年2月28日	193,000	—	—	—	193,000

其他資料

附註： 1. 按原有的5,000,000份購股權，不多於20％的購股權可於2003年2月10日開始行使，不多於40％的購股權可於2003年7月17日開始行使，不多於60％的購股權可於2004年7月17日開始行使，不多於80％的購股權可於2005年7月17日開始行使，全數購股權可於2006年7月17日開始行使。

2. 按原有的200,000份購股權，不多於三分之一的購股權可於2003年5月2日開始行使，不多於三分之二的購股權可於2004年5月2日開始行使，全數購股權可於2005年5月2日開始行使。

3. 不多於三分之一的購股權可於2005年2月5日開始行使，不多於三分之二的購股權可於2006年2月5日開始行使，全數購股權可於2007年2月5日開始行使。

除上述之參與者外，數碼通並無根據其購股權計劃授出購股權予其他參與者而須根據上市規則第17.07條作出披露。

主要股東之權益

於二〇〇八年十二月三十一日，除以上披露之董事及本公司最高行政人員外，根據證券及期貨條例第XV部第2及第3分部須向本公司披露，或須於本公司按證券及期貨條例第336條規定備存之登記冊中記錄，以下人士持有本公司股份或相關股份之好倉：

名稱	受託人權益	公司權益	實益擁有人	其他權益	股份總數	於2008年12月31日佔已發行股份百分比
HSBC Trustee (C.I.) Limited（「HTCIL」）	1,077,394,347	—	—	—	1,077,394,347[1]	42.01
Cerberus Group Limited（「CGL」）	—	1,065,679,347	—	—	1,065,679,347[1]	41.56
Vantage Captain Limited（「VCL」）	—	75,830,929	989,848,418	—	1,065,679,347[1]	41.56

附註： 1. VCL持有權益之股份屬CGL擁有權益之相同股份，而CGL擁有之股份屬HTCIL 擁有權益股份之組成部份。

除上述所披露外，於二〇〇八年十二月三十一日，概無任何人士(除董事及本公司最高行政人員外)曾知會本公司擁有根據證券及期貨條例第XV部第2及第3分部須向本公司披露或記載於本公司按證券及期貨條例第336條須置存之登記冊內的本公司股份或相關股份之權益或淡倉。

其他人士權益

截至二〇〇八年十二月三十一日止六個月內，除以上所披露董事、最高行政人員及主要股東於本公司及其相關法團之股份及相關股份之權益外，並無其他人士之權益記錄在根據證券及期貨條例第336條須予備存的登記冊內。

購入、出售或贖回股份

截至二〇〇八年十二月三十一日止六個月內，本公司或其任何附屬公司並無購入、出售或贖回本公司任何股份。

中期股息

董事局宣佈本公司將於二〇〇九年四月六日派發每股現金中期股息港幣八角正(二〇〇七年：每股港幣八角正)給予在二〇〇九年四月一日在股東名冊上登記的股東。

截止過戶日期

本公司將由二〇〇九年三月二十六日(星期四)至二〇〇九年四月一日(星期三)止，首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保享有收取普通股中期股息，請將購入股票連同過戶文件於二〇〇九年三月二十五日(星期三)下午四時三十分前送達本公司股份過戶登記處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，辦理登記。

其他資料

聯屬公司之財務資助及融資擔保

有關本集團曾向聯營公司及共同控制公司(統稱「聯屬公司」,定義詳見上市規則第十三章)提供財務資助及為其所獲融資提供擔保之總額超逾上市規則規定為8%之有關百分比率,須根據上市規則第13.22條所規定作出持續披露,於二〇〇八年十二月三十一日,聯屬公司備考合併資產負債表及集團應佔聯屬公司權益如下:

	備考合併資產負債表 (港幣百萬元)	**本集團應佔權益** (港幣百萬元)
非流動資產	47,143	20,346
流動資產	26,269	10,672
流動負債	(6,294)	(2,731)
非流動負債	(59,494)	(25,401)
	7,624	2,886

中期財務報表審閱

截至二〇〇八年十二月三十一日止六個月的中期業績乃未經審核,惟已由德勤•關黃陳方會計師行按照香港會計師公會頒佈的香港審閱工作準則第2410號「獨立核數師對中期財務資料的審閱」進行審閱。而德勤•關黃陳方會計師行發出的中期財務資料的審閱報告已載列於本報告第12頁。此外,中期業績已由審核委員會作出審閱。

企業管治

截至二〇〇八年十二月三十一日止六個月內,本公司已遵守載列於當時的上市規則附錄十四之企業管治常規守則的守則條文。

承董事局命
公司秘書
容上達

香港,二〇〇九年三月十一日


九龍站環球貿易廣場
International Commerce Centre,
Kowloon Station
天璽 II
The Cullinan II
天璽 I
The Cullinan I

集團近期推出的樓盤銷售反應熱烈，展示集團強大品牌，以及顧客對集團產品質素的信心。集團將致力令旗下新發展項目切合顧客的需要及期望，並貫徹集團「快、好、省」精神，銳意加強項目的回報。在投資物業方面，集團旗下收租物業組合的出租率保持百分之九十四，九龍站環球貿易廣場約九成面積已獲承租或預租，租戶已按計劃陸續遷入第一期。

在內地業務方面，集團維持一貫策略，選擇性投資內地物業市場。位於陸家嘴金融貿易區的上海國金中心工程按計劃進行，將於二〇一〇年落成；淮海中路項目及濰坊豪華住宅項目進展良好。

集團將陸續推出可開售的新項目作預售，於未來九個月將在香港推出的主要住宅項目包括九龍「譽•港灣」、屯門市地段465號項目及元朗YOHO Town第二期。


中環國際金融中心二期
Two IFC, Central

九龍「譽・港灣」
The Latitude, Kowloon

元朗YOHO Town第二期
YOHO Town Phase 2, Yuen Long

上海國金中心
Shanghai IFC, Shanghai

Recent good sales show customer confidence in the Group's brand and the quality of its products. The Group tailors new projects to meet changing preferences and it strives to enhance returns by following the 'speed, quality, efficiency' principle. Occupancy of the Group's rental portfolio remains high at 94 per cent. International Commerce Centre at Kowloon Station is 90 per cent leased or pre-lease and tenants have moved in to the first phase as planned.

The Group has a consistent and selective approach to the property business on the mainland. Shanghai IFC in the Lujiazui financial trade zone is on schedule for completion in 2010, and projects in Wei Fong and on Huai Hai Zhong Road in Shanghai are underway.

The Group will pre-sell new projects when they are ready. Major residential developments in Hong Kong to go on sale in the next nine months include The Latitude in Kowloon, Tuen Mun Town Lot 465 and YOHO Town phase 2 in Yuen Long.

Board of Directors and Committees

BOARD OF DIRECTORS

Chairman	Kwong Siu-hing *(Non-Executive Director)*
Executive Directors	Kwok Ping-kwong, Thomas *(Vice Chairman & Managing Director)* Kwok Ping-luen, Raymond *(Vice Chairman & Managing Director)* Chan Kai-ming Chan Kui-yuen, Thomas Kwong Chun Wong Yick-kam, Michael Wong Chik-wing, Mike
Non-Executive Directors	Lee Shau-kee *(Vice Chairman)* Kwok Ping-sheung, Walter Woo Po-shing Kwan Cheuk-yin, William Lo Chiu-chun, Clement Woo Ka-biu, Jackson *(Alternate Director to Woo Po-shing)*
Independent Non-Executive Directors	Yip Dicky Peter Wong Yue-chim, Richard Cheung Kin-tung, Marvin Li Ka-cheung, Eric[1]

COMMITTEES

Audit Committee	Cheung Kin-tung, Marvin * Yip Dicky Peter Li Ka-cheung, Eric
Remuneration Committee	Wong Yue-chim, Richard*[2] Lo Chiu-chun, Clement Li Ka-cheung, Eric[1]
Nomination Committee	Wong Yue-chim, Richard* Kwan Cheuk-yin, William Yip Dicky Peter
Executive Committee	Kwok Ping-kwong, Thomas Kwok Ping-luen, Raymond Chan Kai-ming Chan Kui-yuen, Thomas Kwong Chun Wong Yick-kam, Michael Wong Chik-wing, Mike

* *Committee Chairman*

Notes:

The following changes have been effective after the date of this interim report and prior to the printing of this interim report:

1. Dr. Li Ka-cheung, Eric has been re-designated as an Independent Non-Executive Director and has been appointed as a member of the Remuneration Committee, both with effect from 19 March 2009.
2. Professor Wong Yue-chim, Richard has been appointed as Chairman of the Remuneration Committee with effect from 19 March 2009.

Financial Highlights and Corporate Information

FINANCIAL HIGHLIGHTS

For the six months ended 31 December	**2008**	2007	Change (%)
Financial Highlights (HK$million)			
Turnover	**15,120**	11,919	+27
Gross rental income[1]	**4,800**	3,874	+24
Net rental income[1]	**3,522**	2,839	+24
Profit attributable to the company's shareholders	**692**	13,626	-95
Underlying profit attributable to the company's shareholders[2]	**4,535**	6,200	-27
Financial Information per share (HK$)			
Earnings	**0.27**	5.42	-95
Underlying earnings[2]	**1.77**	2.47	-28
Interim dividend	**0.80**	0.80	—

Notes: 1. Including contributions from jointly-controlled entities and associates.
2. Excluding revaluation deficit/surplus of investment properties net of deferred tax.

CORPORATE INFORMATION

Company Secretary

Yung Sheung-tat, Sandy

Auditors

Deloitte Touche Tohmatsu

Registered Office

45th Floor, Sun Hung Kai Centre
30 Harbour Road
Hong Kong
Telephone : (852) 2827 8111
Facsimile : (852) 2827 2862
Website : www.shkp.com
E-mail : shkp@shkp.com

Registrars

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Solicitors

Woo, Kwan, Lee & Lo
JSM
Winston Chu & Company

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong & Shanghai Banking Corporation Limited
The Bank of Tokyo-Mitsubishi UFJ, Ltd
Sumitomo Mitsui Banking Corporation
Mizuho Corporate Bank, Ltd
Industrial and Commercial Bank of China
Hang Seng Bank Limited
BNP Paribas
Bank of Communications
The Bank of East Asia, Limited

CHOICE OF LANGUAGE OR MEANS OF RECEIPT OF CORPORATE COMMUNICATIONS

This interim report is now available in printed form and on the website of the Company.

If shareholders who have received or chosen to receive this interim report by electronic means and
(i) wish to receive a printed copy; or
(ii) for any reason have difficulty in receiving or gaining access to this report on the Company's website,
they may obtain a printed copy free of charge by sending a request to the Company's Registrars by email at shkp@computershare.com.hk or by post to Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

For shareholders who wish to change their choice of language or means of receipt of the Company's future corporate communications, free of charge, they could at any time notify the Company's Registrars by email or by post.

Chairman's Statement

I am pleased to present my report to the shareholders.

RESULTS

The Group's underlying profit attributable to the Company's shareholders for the six months ended 31 December 2008, excluding the effect of fair-value changes on investment properties, was HK$4,535 million, a decrease of 27 per cent from the corresponding period last year. Underlying earnings per share were HK$1.77 a decrease of 28 per cent from the same period last year.

Reported profit attributable to the Company's shareholders was HK$692 million, compared to HK$13,626 million for the corresponding period last year. Earnings per share were HK$0.27, a decrease of 95 per cent from the same period last year. The reported profit for the period included a revaluation deficit (net of deferred taxation) on investment properties of HK$3,813 million compared to a revaluation gain (net of deferred taxation) of HK$7,459 million for the same period last year.

DIVIDEND

The directors have recommended the payment of an interim dividend of HK$0.80 per share for the six months ended 31 December 2008, the same as for the corresponding period last year. It will be payable on 6 April 2009, to shareholders whose names appear on the Register of Members on 1 April 2009.

BUSINESS REVIEW

Property Sales

Revenue from property sales for the period as recorded in the accounts, including revenue from joint-venture projects was HK$5,781 million, as compared to HK$6,305 million for the corresponding period last year. Property sales and pre-sales amounted to an attributable HK$7,513 million during the period, as compared to HK$8,505 million for the previous year. Sales in Hong Kong contributed HK$6,208 million, mainly from Peak One in Sha Tin and La Grove in Yuen Long, and sales on the mainland accounted for HK$1,305 million, with the majority coming from the MIXC Residence in Hangzhou.

Property Business – Hong Kong

Land Bank

The Group did not make any major acquisitions during the period under review. Its Hong Kong land bank now stands at 42.6 million square feet, comprising 25.6 million square feet of completed investment properties and 17 million square feet of properties under development. The Group also holds more than 24 million square feet of agricultural land in terms of site area in the New Territories. Most of this is along existing railways or planned new rail links and is in the process of land use conversion. The Group will replenish its development land bank through various means when appropriate opportunities arise.

Chairman's Statement

Property Development

The Hong Kong residential market showed signs of stabilization in terms of volume and prices in recent months, although it is still under the shadow of the global financial turmoil. Strong affordability and low mortgage rates continued to underpin end-user demand, while investors largely remained on the sidelines.

Completion of private residential units was at a record low in 2008. Supply of new units was limited and new releases in the primary market were warmly received by buyers. Land supply for new development was very limited last year, which suggests continued low supply of new private housing over the medium-to-long term.

Good sales of recent launches reaffirm the Group's strong brand and the high confidence customers have in the quality of its products. Both Peak One and La Grove sold well in late 2008 despite the challenging economic environment. Within one month, the first phase of luxury Peak One was virtually sold out and La Grove was over 80 per cent sold. Recent pre-sales of the world-class luxury residence The Cullinan at Kowloon Station received an encouraging response. The development features the finest architecture, materials, finishes and property management.

The Group tailors new projects to meet evolving customer preferences in the constantly changing market, and it strives to enhance returns by adhering to the Group's principle "speed, quality, efficiency".

The first phase of Peak One with 592,000 square feet of gross floor area was completed during the period under review and the remaining 99,000 square feet will be finished by June. Another 535,000 square feet of residential properties are scheduled for completion in the second half of the financial year, as detailed below.

	Residential	Office	Total
	Attributable gross floor area (million square feet)		
First Half			
For Sale	0.6	—	0.6
For Investment	—	—	—
Subtotal	0.6	—	0.6
Second Half			
For Sale	0.6	—	0.6
For Investment	—	0.6	0.6
Subtotal	0.6	0.6	1.2
Total	1.2	0.6	1.8

Chairman's Statement

Property Investment

The Group's gross rental income, including its share from joint-venture investment properties, rose by 24 per cent over last year to HK$4,800 million. Net rental income was HK$3,522 million, an increase of 24 per cent over the previous year.

The increase in rental income was primarily a result of positive rental reversions generally and contributions from new projects including the first phase of International Commerce Centre (ICC), HarbourView Place and Millennium City 6. Occupancy of the Group's rental portfolio remains high at 94 per cent, although leasing in Hong Kong tapered off in the last few months.

One of the most significant projects under development is International Commerce Centre above Kowloon Station. The development has exceptionally convenient transport links to Central and the airport, and mainland China in the future. Morgan Stanley has already moved into the first phase of ICC and other major tenants will move in as originally planned. About 90 per cent of the building is leased or pre-leased. W Hong Kong hotel next to ICC has been open since the third quarter of 2008. These and other components of the project like the stylish Elements shopping mall, HarbourView Place and the coming Ritz-Carlton are gradually turning Kowloon Station into a new business core in Hong Kong.

Leasing of Kowloon Commerce Centre in Kowloon West is progressing well and a number of multinational companies have committed to taking up space. Tenants have started moving into the first phase of the development.

Occupancy of major malls such as New Town Plaza, APM and IFC mall remained high, despite slower retail sales growth in recent months. The Group enhances its malls' attractiveness with promotions, renovations and tenant mix refinements in the competitive environment. A substantial number of new tenants joined refurbished malls like Tsuen Wan Plaza and WTC More in Causeway Bay, providing a fresh new element for shoppers.

Leasing of the HarbourView Place luxury serviced suites at Kowloon Station is encouraging. Its convenient location and a wide range of unit sizes meet the demand for luxury suite accommodation from guests from all over the world.

Hotels

The hotel industry has faced a challenging environment since last summer; especially top-quality hotels in core districts. Travel from the US and European countries has been affected, mainly by the financial turmoil since the last quarter of 2008. Hotels in decentralized locations are relatively resilient as mainland tourist numbers continued to show modest growth. The Group's Four Seasons, Royal Garden, Royal Plaza, Royal Park and Royal View hotels recorded high occupancies during the period under review.

The grand opening of W Hong Kong hotel at Kowloon Station was held in January this year. It offers a distinctive chic style of hospitality with unique design, features, premium facilities and a stunning Victoria Harbour view. Another luxury hotel at Kowloon Station – Ritz-Carlton – will be completed in 2010. All these hotels should position the Group well to take advantage of Hong Kong as an international business and tourist destination in the medium-to-long term.

Chairman's Statement

Property Business – The Mainland

Land Bank

The Group has not acquired any mainland sites since the previous results announcement last September. Its mainland land bank currently amounts to an attributable 55.3 million square feet. Over 70 per cent of the 52.3 million square feet of properties under development will be high-end residences and serviced apartments, with the rest top-grade offices, shopping malls and premium hotels. The remaining three million square feet of completed investment properties, mainly offices and shopping centres in prime locations in Shanghai and Beijing, are being held for rent.

Property Development

Sentiment in mainland residential markets has shown signs of improvement since late 2008 after the central and local governments introduced support measures. Prices generally declined with reduced volume during 2008, though the extent of the decline varied from city to city. With easier mortgage financing and positive government measures, more end-users have been encouraged back to the market and transaction volume has rebounded since late 2008.

During the period under review, the Group completed The Woodland Phase 3 in Zhongshan. It has 660,000 square feet of gross floor area and is over 70 per cent sold. Pre-sales of about 600 luxury units in Hangzhou's MIXC Residence in August last year were encouraging with over 90 per cent sold. Completion of these units is scheduled for the middle of 2010. The Group has a 40 per cent interest in the project.

The luxury residential project under development in Wei Fong will set new standards for deluxe residences in Shanghai. Other residential projects on the mainland are progressing well.

Property Investment

The Group's mainland rental business did well during the period under review. Occupancy of the Shanghai Central Plaza offices remained high at 97 per cent. The refurbished Beijing APM also recorded a significant increase in rental income during the period. The new layout, tenant mix and regular promotions helped boost visitor traffic. Construction of major mainland projects is progressing well.

Construction of the Shanghai IFC twin towers in the Lujiazui financial trade zone is on schedule. The HSBC Tower was topped out in late 2008 and will be completed in mid 2009. It will house the HSBC mainland headquarters of over 22 floors and a Ritz-Carlton on the upper floors. The full project will include top-grade office space, a trendy shopping mall and two deluxe hotels in a new Shanghai landmark when it is completed in 2010.

Construction of another major development on Shanghai's Huai Hai Zhong Road is under way. This is in the heart of downtown and will have 2.5 million square feet of top-quality retail space, offices and deluxe residences. The project will be completed in phases from mid-2010 to 2011.

Chairman's Statement

Other Businesses

Telecommunications and Information Technology

SmarTone

Under the challenging economic environment and continuing price competition, SmarTone's service revenue dropped marginally during the period, notwithstanding a 20 per cent growth in data revenue. In addition, higher operating expenses and handset subsidy amortization adversely affected profitability. SmarTone has built a strong foundation in Hong Kong delivering compelling products, services and superior network performance. With its strong financial position, SmarTone will be able to compete more effectively with propositions better meeting different customer needs. The Group is confident in SmarTone's prospects, given its sound management and business strategy, and will continue to hold the company as a long-term investment.

SUNeVision

SUNeVision recorded further growth in revenue and recurring profit for the period under review. The company's core iAdvantage data centre business continued to entice high-calibre local and multinational customers with its superior facilities. The Group remains confident in the company's financial strength and earning prospects.

Transportation and Infrastructure

Transport International Holdings

In the period under review, high fuel prices and wage increases affected the financial performance of Transport International Holdings' (TIH) bus operations, although earlier sales of Manhattan Hill residential units strengthened the company's financial position. The TIH group will continue to explore new business opportunities on the mainland. TIH also has a 73 per cent interest in RoadShow Holdings, which is mainly engaged in media sales in Hong Kong and on the mainland.

Other Infrastructure Businesses

The Wilson Group achieved satisfactory results during the period, while both the River Trade Terminal and Airport Freight Forwarding Centre operated smoothly. The Route 3 (Country Park Section) maintained steady traffic volume during the period under review. All the Group's infrastructure projects are in Hong Kong and will provide steady income streams over the long term.

Corporate Finance

The Group's financial position remains robust, evidenced by low gearing and high liquidity. Its net debt to shareholders' funds ratio stayed low at 18.7 per cent as at 31 December 2008, reflecting the Group's conservative financial policy and management.

There were enthusiastic responses to all the Group's RMB bank loans on the mainland. The facilities came at very attractive terms and were used to finance the Group's development projects in China. The Group also issued some HK$3.3 billion in three-to-ten-year bonds under its Euro Medium Term Note Programme in order to diversify its funding base and lengthen its maturity profile.

Chairman's Statement

Exposure to foreign exchange risk is kept to a minimum as an overwhelming majority of its borrowings are in Hong Kong dollars. The Group has substantial undrawn committed facilities and various efficient and stable channels that enable it to meet all its current funding needs and future business requirements. The Group remains conservative in treasury management and does not execute any derivative or structured-product transactions for speculative purpose.

The Group has consistently scored the highest credit ratings among Hong Kong property companies: currently an A1 rating and stable outlook from Moody's and an A rating and stable outlook from Standard & Poor's.

Customer Service

Premium service is one of the Group's top priorities, and it pays meticulous attention to customers in its residential, shopping mall, office and serviced suite hotel developments with specially-trained concierges and attentive staff providing personalized care. The Group closely monitors changing market trends and collects opinions from customers through various channels so that it can offer the high-quality new products and service that people demand.

Its subsidiaries Hong Yip and Kai Shing follow eco-friendly policies in the estates they manage. They have expert teams planning and maintaining the landscaping in Group developments, and some estates have garden areas where residents can practice horticulture, all to provide soothing, green environments in the bustling city.

The SHKP Club is a conduit for two-way communication with the market. It has over 280,000 members. Member privileges include previews of the Group's show flats and buyer-incentive programmes on new flats, as well as shopping offers and leisure and recreational events. It also stages activities that promote family values and social harmony. The Club has a co-brand VISA card that provides members with a variety of discounts and shopping offers in the Group's malls.

Corporate Governance

High standards of corporate governance have always been an important, integral part of the Group's management philosophy. This is achieved through an effective Board of Directors, timely disclosure of information and a proactive investor relations programme.

The Group has made substantial efforts to strengthen corporate governance throughout the years. Audit, Remuneration and Nomination Committees are all in place. The Executive Committee consisting of all Executive Directors meets regularly to set business policies and monitor the day-to-day operations of the Group with the support of an experienced team of managers. The Board conducts regular reviews of internal control systems to ensure that the Group's assets and shareholders' interests are safeguarded.

The Group's dedication to management excellence and corporate governance is widely recognized by the investment community. Accolades during the year include winning awards for best company for corporate governance and best company for investor relations in Hong Kong and Asia by *Asiamoney* magazine. It also won awards for best managed company (property) in Asia by *Euromoney* magazine and best global developer for the second year running and best developer in Asia and Hong Kong for the fourth year running by *Liquid Real Estate* magazine. The Group was additionally named Asia's most shareholder-friendly property company by *Institutional Investor* magazine. The Group will continue its efforts to stay at the leading edge of best corporate governance practices.

Chairman's Statement

Corporate Social Responsibility

The Group is fully committed to corporate social responsibility; supporting numerous charities that promote education, help the needy and enhance community harmony and healthy living. Environmental protection is another of the Group's key priorities, and it incorporates eco-friendly concepts in project planning, design, construction and management to encourage greener buildings and lifestyles.

Recent community initiatives included sponsored visits for economically-disadvantaged children to the Hong Kong book fair, the Group's Ma Wan Park and the Sha Tin City Art Square to promote reading and personal growth in young people. The Group's SHKP Volunteer Team also facilitates the efforts of staff who want to serve the community. The Group's efforts to promote education include the SHKP Book Club and the ongoing Nobel laureates lecture series, now in its fifth year. The Group additionally funds a wide range of scholarships in Hong Kong and on the mainland.

Dedicated staff are the Group's greatest asset, and it encourages employees to reach their full potential. The Group recruits high-calibre graduates from local and mainland universities and it has comprehensive management trainee programmes in place. It also makes numerous improvement courses available to staff at all levels to help them grow personally and professionally and ensure a healthy work-life balance.

PROSPECTS

Global economic conditions will remain challenging in the year ahead as major developed economies are going into a synchronized recession. The money and credit markets worldwide remain tight, although short-term interest rates are expected to go lower or stay close to zero. Proactive policy responses including aggressive monetary and fiscal measures from various government authorities should help support the global economy.

The mainland economy is expected to grow steadily this year, mainly supported by the government's massive stimulus fiscal package and monetary easing. This is notwithstanding weakened external demand. With continued growth on the mainland, Hong Kong's economy should fare better relative to its peers, although it will have to face challenges in 2009 against an uncertain macro environment in developed countries. Solid financial positions of households and major companies including local banks should help Hong Kong easier to recover.

Fundamentals for the Hong Kong residential market remain intact despite short-term macroeconomic uncertainty. Affordability for homebuyers is strong, mortgage interest is at low levels by historical standard and ample mortgage lending is available. Rental yields are also attractive relative to interest rates. Supply of new residential units will be low in the next few years.

The Group will continue to strengthen its development business over time. It will take advantage of the current downturn to increase its residential land bank when opportunities arise, including through conversion of agricultural land to development sites. Without compromising on quality, the Group will make extra efforts to complete development projects in a more timely and cost-efficient manner. Capitalizing on its strong brand, the Group will continue to market new projects for pre-sale when they are ready.

Chairman's Statement

The leasing market for various types of properties is likely to be less active. Regional shopping malls, the core of the Group's retail rental portfolio, should remain relatively resilient as the nature of their trade mix is defensive. Overall rental income is expected to continue to grow moderately in the current financial year.

With the current competitive environment, the Group will continue to maintain optimal trade and tenant mixes in its malls to cater to changing consumer preferences and do regular refurbishments of rental properties to make them more competitive and attractive.

The Group maintains a consistent and selective approach to the property business on the mainland, mainly focusing on prime cities including Beijing, Shanghai, Guangzhou and Shenzhen. Despite the current downturn, the long-term prospects for the mainland's property sector remain promising. The Group will continue to monitor market conditions and look for attractive investment opportunities as appropriate in the long run.

The Group will adhere to its prudent financial policy and maintain high liquidity and low gearing. Major residential projects in Hong Kong to go on sale in the next nine months include The Latitude in Kowloon, a project at Tuen Mun Town Lot 465 and Yoho Town Phase 2 in Yuen Long. The Group has full confidence in its ability to deal with the current business environment.

APPRECIATION

Independent non-executive director Sir Sze-yuen Chung resigned in February 2009. I would like to express my sincere gratitude to Sir Sze-yuen for his valuable contributions to the Group during his tenure.

I would also like to take this opportunity to express my gratitude to my fellow directors for their guidance and support, and to thank all the staff for their dedication and hard work.

Kwong Siu-hing
Chairman

Hong Kong, 11 March 2009

Report on Review of Interim Financial Information

Deloitte.
德勤

TO THE MEMBERS OF SUN HUNG KAI PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 57 to 69, which comprise the consolidated balance sheet of Sun Hung Kai Properties Limited and its subsidiaries as of 31 December 2008 and the related consolidated profit and loss account, condensed consolidated statement of changes in equity and condensed consolidated cash flow statement for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements ("HKSRE") 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Without modifying our review conclusion, we draw to your attention that the comparative consolidated profit and loss account for the six-month period ended 31 December 2007 and the comparative condensed consolidated statement of changes in equity and condensed consolidated cash flow statement for the six-month period ended 31 December 2007 disclosed in the interim financial information have not been reviewed in accordance with HKSRE 2410.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
11 March 2009

Consolidated Profit and Loss Account

For the six months ended 31 December 2008 (Expressed in millions of Hong Kong dollars)

	Notes	(Unaudited) Six months ended 31 December 2008	2007
Revenue	2	**15,120**	11,919
Cost of sales		**(8,451)**	(5,357)
Gross profit		**6,669**	6,562
Other (losses)/income		**(23)**	322
Selling and marketing expenses		**(642)**	(598)
Administrative expenses		**(720)**	(622)
Operating profit before change in fair value of investment properties	2	**5,284**	5,664
(Decrease)/increase in fair value of investment properties		**(4,335)**	5,842
Operating profit after change in fair value of investment properties		**949**	11,506
Finance costs		**(333)**	(516)
Finance income		**77**	158
Net finance costs	3	**(256)**	(358)
Profit on disposal and impairment loss of long-term investments, net	4	**(78)**	530
Share of results of associates		**42**	285
Share of results of jointly controlled entities		**97**	4,000
	2	**139**	4,285
Profit before taxation	5	**754**	15,963
Taxation	6	**44**	(2,117)
Profit for the period		**798**	13,846
Attributable to:			
Company's shareholders		**692**	13,626
Minority interests		**106**	220
		798	13,846
Interim dividend at HK$0.80 (2007: HK$0.80) per share		**2,051**	2,051
(Expressed in Hong Kong dollars)			
Earnings per share based on profit attributable to the Company's Shareholders (reported earnings per share)	7(a)		
Basic and diluted		**$0.27**	$5.42
Earnings per share excluding the effects of changes in fair value of investment properties net of deferred tax (underlying earnings per share)	7(b)		
Basic and diluted		**$1.77**	$2.47

Consolidated Balance Sheet

As at 31 December 2008 (Expressed in millions of Hong Kong dollars)

	Notes	(Unaudited) 31 December 2008	(Restated) 30 June 2008
Non-current assets			
Investment properties	8	**155,144**	159,293
Fixed assets	9	**20,582**	16,317
Associates		**3,034**	3,394
Jointly controlled entities		**27,243**	27,799
Long-term investments	10	**2,969**	4,566
Loan receivables	11	**526**	693
Intangible assets	12	**4,808**	4,971
		214,306	217,033
Current assets			
Properties for sale		**67,877**	65,417
Debtors, prepayment and others	13	**11,859**	11,552
Short-term investments	14	**511**	717
Bank balances and deposits		**6,539**	6,796
		86,786	84,482
Current liabilities			
Bank and other borrowings		**(2,088)**	(2,051)
Trade and other payables	15	**(14,005)**	(13,103)
Deposits received on sale of properties		**(109)**	(269)
Taxation		**(2,772)**	(4,171)
		(18,974)	(19,594)
Net current assets		**67,812**	64,888
Total assets less current liabilities		**282,118**	281,921
Non-current liabilities			
Bank and other borrowings		**(44,463)**	(38,252)
Deferred taxation		**(18,221)**	(18,903)
Other long-term liabilities		**(671)**	(709)
		(63,355)	(57,864)
Net assets		**218,763**	224,057
Capital and reserves			
Share capital	16	**1,282**	1,282
Share premium and reserves		**212,796**	217,968
Shareholders' funds		**214,078**	219,250
Minority interests		**4,685**	4,807
Total equity		**218,763**	224,057

Condensed Consolidated Cash Flow Statement

For the six months ended 31 December 2008 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December	
	2008	2007
Net cash from/(used in) operating activities	**1,310**	(2,341)
Net cash used in investing activities	**(2,346)**	(6,709)
Net cash from financing activities		
– net drawdown of bank and other borrowings	**5,825**	3,437
– dividends paid to shareholders	**(4,359)**	(4,103)
– dividends paid to minority shareholders	**(62)**	(299)
– proceeds from issue of shares	**—**	10,891
– others	**(735)**	(866)
	669	9,060
(Decrease)/increase in cash and cash equivalents	**(367)**	10
Cash and cash equivalents at beginning of period	**6,384**	6,975
Effect of foreign exchange rates changes	**(45)**	10
Cash and cash equivalents at end of period	**5,972**	6,995
Analysis of the balances of cash and cash equivalents at end of period		
Bank deposits	**5,613**	6,503
Bank balances and cash	**926**	947
Bank overdrafts	**(68)**	(115)
	6,471	7,335
Less: Pledged bank deposits	**(499)**	(340)
	5,972	6,995

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31 December 2008 (Expressed in millions of Hong Kong dollars)

	Unaudited								
	Attributable to the Company's shareholders								
	Share Capital	Share Premium	Capital reserves	Investment revaluation reserve	Exchange reserve	Retained profits	Total	Minority interests	Total
At 1 July 2007	1,246	24,927	757	2,276	983	155,287	185,476	3,019	188,495
Exchange difference arising on translation of financial statements of – subsidiaries	—	—	—	—	715	—	715	58	773
Fair value gains on available-for-sale investments	—	—	—	110	—	—	110	—	110
Net income recognized directly in equity	—	—	—	110	715	—	825	58	883
Fair value gains released on sale of available-for-sale investments	—	—	—	(295)	—	—	(295)	—	(295)
Profit for the period	—	—	—	—	—	13,626	13,626	220	13,846
Total recognized income for the period	—	—	—	(185)	715	13,626	14,156	278	14,434
Issue of shares, net of expenses	36	10,855	—	—	—	—	10,891	—	10,891
Transfer to capital reserves arising from repurchase of its shares by a subsidiary	—	—	1	—	—	(1)	—	—	—
Shares issued by a subsidiary on exercise of share options	—	—	(1)	—	—	—	(1)	1	—
Final dividend paid	—	—	—	—	—	(4,103)	(4,103)	—	(4,103)
Acquisition of subsidiaries	—	—	—	—	—	—	—	1,267	1,267
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	(49)	(49)
Deemed partial disposal of interest in a subsidiary								7	7
Capital contribution from minority interests	—	—	—	—	—	—	—	71	71
Repayment of capital contribution to minority interests	—	—	—	—	—	—	—	(3)	(3)
Dividends paid to minority shareholders	—	—	—	—	—	—	—	(299)	(299)
At 31 December 2007	1,282	35,782	757	2,091	1,698	164,809	206,419	4,292	210,711
At 1 July 2008	**1,282**	**35,782**	**757**	**1,360**	**3,335**	**176,734**	**219,250**	**4,807**	**224,057**
Exchange difference arising on translation of financial statements of – subsidiaries	**—**	**—**	**—**	**—**	**(44)**	**—**	**(44)**	**(6)**	**(50)**
– Associates and jointly controlled entities	**—**	**—**	**—**	**—**	**(45)**	**—**	**(45)**	**—**	**(45)**
Fair value losses on available-for-sale investments	**—**	**—**	**—**	**(1,494)**	**—**	**—**	**(1,494)**	**(9)**	**(1,503)**
Net expenses recognized directly in equity	**—**	**—**	**—**	**(1,494)**	**(89)**	**—**	**(1,583)**	**(15)**	**(1,598)**
Fair value gains released on sale of available-for-sale investments	**—**	**—**	**—**	**(154)**	**—**	**—**	**(154)**	**—**	**(154)**
Impairment loss of available-for-sale investments transferred to profit and loss account	**—**	**—**	**—**	**232**	**—**	**—**	**232**	**—**	**232**
Profit for the period	**—**	**—**	**—**	**—**	**—**	**692**	**692**	**106**	**798**
Total recognized expenses for the period	**—**	**—**	**—**	**(1,416)**	**(89)**	**692**	**(813)**	**91**	**(722)**
Transfer to capital reserves arising from repurchase of its shares by a subsidiary	**—**	**—**	**3**	**—**	**—**	**(3)**	**—**	**—**	**—**
Final dividend paid	**—**	**—**	**—**	**—**	**—**	**(4,359)**	**(4,359)**	**—**	**(4,359)**
Acquisition of additional interest in a subsidiary	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(207)**	**(207)**
Release upon disposal of a subsidiary	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**2**	**2**
Capital contribution from minority interests	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**54**	**54**
Dividends paid to minority shareholders	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(62)**	**(62)**
At 31 December 2008	**1,282**	**35,782**	**760**	**(56)**	**3,246**	**173,064**	**214,078**	**4,685**	**218,763**

Notes to the Interim Financial Statements

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

The condensed interim financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted in the interim financial statements are consistent with those set out in the annual financial statements for the year ended 30 June 2008, except for those set out below.

In the current period, the Group has applied, for the first time, the following new amendments and interpretations of Hong Kong Financial Reporting Standards and Interpretations (collectively, "HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1 July 2008.

HKAS 39 and HKFRS 7 (Amendments)	Reclassification of financial assets
HK(IFRIC) – INT 12	Service concession arrangements
HK(IFRIC) – INT 13	Customer loyalty programmes
HK(IFRIC) – INT 14	HKAS19 – The limit on a defined benefit asset, minimum funding requirements and their interaction

HK(IFRIC) – INT 12 gives guidance on the accounting for service concession arrangements and sets out the general principles on recognizing and measuring the obligations and related rights in service concession arrangements. The infrastructure assets of the Group are retrospectively recognized as concession assets under intangible assets instead of being recognized as toll road under fixed assets. The concession assets are amortized over the term of the concession on a straight line basis. The adoption of HK(IFRIC) – INT 12 has no material impact on the results for the current and prior accounting periods. Details of the intangible assets are set out in note 12.

The adoption of other new amendments and interpretations of HKFRSs has no significant impact on the Group's results and financial position.

The Group has not early applied the following new and revised standards, amendments and interpretations that have been issued but are not yet effective.

HKFRSs (Amendments)	Improvements to HKFRSs[1]
HKAS 1 (Revised)	Presentations of financial statements[2]
HKAS 23 (Revised)	Borrowing costs[2]
HKAS 27 (Revised)	Consolidated and separate financial statements[3]
HKAS 32 and 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation[2]
HKAS 39 (Amendments)	Eligible hedged items[3]
HKFRS 1 and HKAS 27 (Amendments)	Cost of an investment in a subsidiary, jointly controlled entity or associate[2]
HKFRS 2 (Amendment)	Vesting conditions and cancellations[2]
HKFRS 3 (Revised)	Business combinations[3]
HKFRS 8	Operating segments[2]
HK(IFRIC) – INT 15	Agreements for the construction of real estate[2]
HK(IFRIC) – INT 16	Hedges of a net investment in a foreign operation[4]
HK(IFRIC) – INT 17	Distribution of non-cash assets to owners[3]
HK(IFRIC) – INT 18	Transfers of assets from customers[5]

1. Effective for annual periods beginning on or after 1 January 2009 except for the amendments to HKFRS 5, effective for annual periods beginning on or after 1 July 2009
2. Effective for annual periods beginning on or after 1 January 2009
3. Effective for annual periods beginning on or after 1 July 2009
4. Effective for annual periods beginning on or after 1 October 2008
5. Effective for transfers on or after 1 July 2009

It is not anticipated that these new and revised standards, amendments and interpretations will have significant impact on the results and the financial position of the Group.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION

The following is an analysis of the revenue and results for the period of the Group and its share of associates and jointly controlled entities, analysed by business segments:

For the six months ended 31 December 2008

	The Company and its subsidiaries		Associates and jointly controlled entities			
	Segment Revenue	**Segment Results**	**Share of Revenue**	**Share of Results**	**Combined Revenue**	**Consolidated Results**
Property						
Property sales	5,638	1,862	143	(80)	5,781	1,782
Rental income	4,017	2,923	783	599	4,800	3,522
	9,655	4,785	926	519	10,581	5,304
Hotel operation	618	119	269	74	887	193
Telecommunications	1,955	93	—	—	1,955	93
Other businesses	2,892	730	1,373	104	4,265	834
	15,120	5,727	2,568	697	17,688	6,424
Other (losses)/income		(23)		—		(23)
Unallocated administrative expenses		(420)		—		(420)
Operating profit before change in fair value of investment properties		5,284		697		5,981
(Decrease)/increase in fair value of investment properties		(4,335)		(289)		(4,624)
Operating profit after change in fair value of investment properties		949		408		1,357
Net finance costs		(256)		(151)		(407)
Profit on disposal and impairment loss of long-term investments, net		(78)		—		(78)
Profit before taxation		615		257		872
Taxation						
– Group		44		—		44
– Associates		—		5		5
– Jointly controlled entities		—		(123)		(123)
Profit after taxation		659		139		798

Notes to the Interim Financial Statements

(Expressed in millions of Hong Kong dollars)

2. SEGMENT INFORMATION (CONT'D)

For the six months ended 31 December 2007

	The Company and its subsidiaries		Associates and jointly controlled entities			
	Segment Revenue	Segment Results	Share of Revenue	Share of Results	Combined Revenue	Consolidated Results
Property						
Property sales	3,554	2,348	2,751	1,387	6,305	3,735
Rental income	3,232	2,355	642	484	3,874	2,839
	6,786	4,703	3,393	1,871	10,179	6,574
Hotel operation	509	165	265	79	774	244
Telecommunications	2,056	191	—	—	2,056	191
Other businesses	2,568	641	1,350	56	3,918	697
	11,919	5,700	5,008	2,006	16,927	7,706
Other (losses)/income		322		—		322
Unallocated administrative expenses		(358)		—		(358)
Operating profit before change in fair value of investment properties		5,664		2,006		7,670
(Decrease)/increase in fair value of investment properties		5,842		3,463		9,305
Operating profit after change in fair value of investment properties		11,506		5,469		16,975
Net finance costs		(358)		(257)		(615)
Profit on disposal and impairment loss of long-term investments, net		530		—		530
Profit before taxation		11,678		5,212		16,890
Taxation						
– Group		(2,117)		—		(2,117)
– Associates		—		(31)		(31)
– Jointly controlled entities		—		(896)		(896)
Profit after taxation		9,561		4,285		13,846

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, toll road fees, logistics business, construction, mortgage and other loan financing, internet infrastructure, enabling services, department store and container and cargo handling services.

Other (losses)/income includes mainly investment losses or income from equity and bonds investments.

(Expressed in millions of Hong Kong dollars)

3. NET FINANCE COSTS

	Six months ended 31 December	
	2008	2007
Interest expenses on		
Bank loans and overdrafts	**455**	719
Other loans wholly repayable within five years	**37**	36
Other loans not wholly repayable within five years	**124**	150
	616	905
Notional non-cash interest accretion	**41**	42
Less: Portion capitalized	**(324)**	(431)
	333	516
Interest income on bank deposits	**(77)**	(158)
	256	358

4. PROFIT ON DISPOSAL AND IMPAIRMENT LOSS OF LONG-TERM INVESTMENTS, NET

	Six months ended 31 December	
	2008	2007
Profit on deemed partial disposal of interest in a subsidiary	**—**	2
Profit on disposal of interests in jointly controlled entities	**—**	20
Profit on disposal of available-for-sale investments	**154**	508
Impairment loss of available-for-sale investments	**(232)**	—
	(78)	530

5. PROFIT BEFORE TAXATION

	Six months ended 31 December	
	2008	2007 (Restated)
Profit before taxation is arrived at		
after charging:		
Cost of properties sold	**3,661**	1,016
Cost of other inventories sold	**244**	329
Depreciation and amortization	**428**	411
Amortization of intangible assets (included in cost of sales)	**161**	161
Staff costs (including directors' emoluments and retirement schemes contributions)	**1,752**	1,563
and crediting:		
Dividend income from listed and unlisted investments	**177**	101
Interest income from listed and unlisted debt securities	**47**	31
Net realized and unrealized holding (losses)/gains on marketable securities	**(275)**	175

Notes to the Interim Financial Statements

(Expressed in millions of Hong Kong dollars)

6. TAXATION

	Six months ended 31 December	
	2008	2007
Current taxation		
Hong Kong profits tax	**579**	727
Tax outside Hong Kong	**52**	25
	631	752
Deferred taxation (credit)/charge		
Change in fair value of investment properties	**(808)**	1,183
Other origination and reversal of temporary differences	**133**	182
	(675)	1,365
	(44)	2,117

(a) Hong Kong profits tax is provided at the rate of 16.5 per cent (2007: 17.5 per cent) based on the estimated assessable profits for the period. Tax outside Hong Kong is calculated at the rates applicable in the relevant jurisdictions.

(b) The tax assessments for certain subsidiaries of the Group for certain prior years have not been agreed with the relevant tax authorities. Provision has been made by the Group for these liabilities based on the best professional advice available. The final liabilities in respect of these outstanding assessments may differ from provisions made, giving rise to further provisions or a write back for provisions already made.

7. EARNINGS PER SHARE

(a) Reported earnings per share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to the Company's shareholders of HK$692 million (2007: HK$13,626 million) and on the weighted average number of shares in issue during the period of 2,564,333,362 (2007: 2,513,110,536).

No diluted earnings per share for the period ended 31 December 2008 and 31 December 2007 is presented as there are no potential dilutive ordinary shares.

(b) Underlying earnings per share

For the purpose of assessing the underlying performance of the Group, basic and diluted earnings per share are additionally calculated based on the underlying profit attributable to the Company's shareholders of HK$4,535 million (2007: HK$6,200 million), excluding the effects of fair value changes on investment properties. A reconciliation of profit is as follows:

	Six months ended 31 December	
	2008	2007
Profit attributable to the Company's shareholders as shown in the consolidated profit and loss account	**692**	13,626
Decrease/(increase) in fair value of investment properties	**4,335**	(5,842)
Deferred tax (credits)/charges on change in fair value of investment properties	**(808)**	1,183
Fair value gains of disposed properties realized	**38**	33
(Decrease)/increase in fair value of investment properties net of deferred tax attributable to minority interests	**(34)**	56
Share of decrease/(increase) in fair value of investment properties net of deferred tax of associates and jointly controlled entities	**320**	(2,856)
Fair value losses of disposed properties held by jointly controlled entities realized	**(8)**	—
Underlying profit attributable to the Company's shareholders	**4,535**	6,200

(Expressed in millions of Hong Kong dollars)

8. INVESTMENT PROPERTIES

(a) Movement during the period

Valuation	
At 1 July 2008	**159,293**
Acquired on acquisition of a subsidiary	**294**
Additions	**2,211**
Transfer from	
– properties under development	**234**
– deposit for acquisition of properties	**100**
Disposals	**(7)**
Transfer to	
– properties pending development	**(366)**
– other properties	**(2,237)**
Exchange difference	**(43)**
Decrease in fair value	**(4,335)**
At 31 December 2008	**155,144**

(b) Valuation of properties shown above comprises:

Properties in Hong Kong held under	
Long lease (not less than 50 years)	**22,677**
Medium-term lease (less than 50 years but not less than ten years)	**111,570**
Properties outside Hong Kong held under	
Long lease (not less than 50 years)	**963**
Medium-term lease (less than 50 years but not less than ten years)	**19,934**
	155,144

(c) The Group's investment properties have been revalued as at 31 December 2008 by Knight Frank Petty Limited, independent professional valuers, on a market value basis, which has taken into account comparable market transactions and the net income derived from existing tenancies with due allowance for reversionary income potential.

9. FIXED ASSETS

During the period, additions to fixed assets amounted to HK$2,360 million and net book value of fixed assets disposed of amounted to HK$5 million.

Notes to the Interim Financial Statements

(Expressed in millions of Hong Kong dollars)

10. LONG-TERM INVESTMENTS

	31 December 2008	30 June 2008
Held-to-maturity debt securities		
Listed debt securities, overseas	**356**	41
Available-for-sale debt securities		
Listed debt securities, overseas	**511**	758
Available-for-sale equity securities		
Listed equity securities, overseas	**508**	860
Listed equity securities, Hong Kong	**1,083**	2,257
Unlisted equity securities	**511**	650
	2,102	3,767
	2,969	4,566
Market value		
Listed overseas	**1,368**	1,659
Listed in Hong Kong	**1,083**	2,257
	2,451	3,916

11. LOAN RECEIVABLES

	31 December 2008	30 June 2008
Mortgage loan receivables	**568**	791
Less: Amount due within one year included under current assets	**(42)**	(98)
	526	693

Mortgage loan receivables are secured on properties and repayable by monthly instalments with various tenors not more than 20 years at the balance sheet date and carry interest at rates with reference to banks' lending rates.

12. INTANGIBLE ASSETS

In accordance with HK(IFRIC) – INT 12 and explanation in note 1, toll road assets previously held under fixed assets with net book value of HK$4,366 million as at 1 July 2007 have been retrospectively reclassified to concession assets under intangible assets at their net book value as at that date.

13. DEBTORS, PREPAYMENT AND OTHERS

Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in debtors, prepayment and others are trade debtors of HK$8,096 million (30 June 2008: HK$4,966 million), of which 93 per cent aged less than 60 days, one per cent between 61 to 90 days and six per cent more than 90 days (30 June 2008: 94 per cent, one per cent and five per cent, respectively).

(Expressed in millions of Hong Kong dollars)

14. SHORT-TERM INVESTMENTS

	31 December 2008	30 June 2008
Marketable securities, at market value		
Listed equity securities, Hong Kong	**424**	638
Listed equity securities, overseas	**87**	40
	511	678
Available-for-sale debt securities maturing within one year		
Listed debt securities, overseas	**—**	39
	511	717

15. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors of HK$1,287 million (30 June 2008: HK$1,183 million), of which 62 per cent aged less than 60 days, three per cent between 61 to 90 days and 35 per cent more than 90 days (30 June 2008: 60 per cent, three per cent and 37 per cent, respectively).

16. SHARE CAPITAL

	Number of Shares in Million	Amount
Authorized:		
Ordinary shares of $0.50 each		
At beginning and end of period	2,900	1,450
Issued and fully paid:		
Ordinary shares of $0.50 each		
At beginning and end of period	2,564	1,282

17. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions during the period between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates Six months ended 31 December		Jointly controlled entities Six months ended 31 December	
	2008	2007	**2008**	2007
Interest income	**9**	—	**55**	63
Rental income	**3**	3	**—**	—
Rental expense	**—**	—	**15**	12
Other revenue from services rendered	**29**	45	**40**	7
Purchase of goods and services	**—**	—	**186**	105

Notes to the Interim Financial Statements

(Expressed in millions of Hong Kong dollars)

18. CONTINGENT LIABILITIES AND COMMITMENTS

The Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows:

		31 December 2008	30 June 2008
(a)	Capital commitments in respect of fixed assets		
	Contracted but not provided for	**11,264**	12,919
	Authorized but not contracted for	**264**	426
(b)	Capital commitments in respect of investments		
	Contracted but not provided for	**2**	45
(c)	Group's share of capital commitments of joint ventures:		
	Contracted but not provided for	**1,323**	2,015
	Authorized but not contracted for	**35**	46

(d) Guarantees given to banks and financial institutions for the borrowings of an associate and jointly controlled entities of HK$2,825 million (30 June 2008: jointly controlled entities of HK$2,425 million) and other guarantees of HK$2 million (30 June 2008: HK$2 million).

19. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform with the current period's presentation.

Financial Review

REVIEW OF RESULTS

Underlying profit attributable to the Company's shareholders for the period, excluding the effects of fair value changes on investment properties, amounted to HK$4,535 million, a decrease of HK$1,665 million or 26.9% compared to HK$6,200 million in the same period last year. Net rental income for the period amounted to HK$3,522 million, increased by HK$683 million or 24.1% over the same period last year, benefited from continuing positive rental reversions and contribution from new properties. Profit from property sales reported a decrease to HK$1,782 million, owing to drop in both sales revenue and margin of residential units.

Profit attributable to the Company's shareholders for the six months ended 31 December 2008 was HK$692 million, a decrease of HK$12,934 million or 94.9% compared to HK$13,626 million for the corresponding period last year. The reported profit has included a decrease in fair value of investment properties net of related deferred taxation of HK$3,813 million for the current period and an increase of HK$7,459 million for the corresponding period last year.

FINANCIAL RESOURCES AND LIQUIDITY

(a) Net debt and gearing

The Company's shareholders' funds as at 31 December 2008 was HK$214,078 million or HK$83.5 per share compared to HK$219,250 million or HK$85.5 per share at the previous year. The decrease of HK$5,172 million or 2.4% was mainly caused by the reduction of HK$1,494 million in the fair value of long-term investments and the charge of HK$4,359 million for dividend paid, more than offsetting the profit attributable to the Company's shareholders for the period.

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 31 December 2008, calculated on the basis of net debt to Company's shareholders' funds, was 18.7% compared to 15.3% at 30 June 2008. Interest cover, measured by the ratio of operating profit to total net interest expenses including those capitalized, was 9.1 times compared to 7.2 times for the same period last year.

As at 31 December 2008, the Group's gross borrowings totalled HK$46,551 million. Net debt, after deducting cash and bank deposits of HK$6,539 million, amounted to HK$40,012 million. The maturity profile of the Group's gross borrowings is set out as follows:

	31 December 2008	30 June 2008
	HK$ Million	HK$ Million
Repayable:		
Within one year	**2,088**	2,051
After one year but within two years	**4,494**	5,548
After two years but within five years	**33,589**	27,426
After five years	**6,380**	5,278
Total borrowings	**46,551**	40,303
Cash and bank deposits	**6,539**	6,796
Net debt	**40,012**	33,507

The Group has also procured substantial committed and undrawn banking facilities, most of which are arranged on a medium to long term basis, which helps minimize refinancing risk and provides the Group with strong financing flexibility.

With ample committed banking facilities in place, continuous cash inflow from property sales and a solid base of recurrent income, the Group has adequate financial resources for its funding requirements.

Financial Review

FINANCIAL RESOURCES AND LIQUIDITY (CONT'D)

(b) Treasury policies

The entire Group's financing and treasury activities are centrally managed and controlled at the corporate level. As at 31 December 2008, about 88% of the Group's borrowings were raised through its wholly-owned finance subsidiaries and the remaining 12% through operating subsidiaries.

The Group's foreign exchange exposure was minimal given its large asset base and operational cash flow primarily denominated in Hong Kong dollars. As at 31 December 2008, about 85% of the Group's borrowings were denominated in Hong Kong dollars, 3% in Singapore dollars, 7% in US dollars and 5% in Renminbi. The foreign currency borrowings were mainly for financing property projects outside Hong Kong.

The Group's borrowings are principally arranged on a floating rate basis. For some of the fixed rate notes issued by the Group, interest rate swaps have been used to convert the rates to floating rate basis. As at 31 December 2008, about 88% of the Group's borrowings were on floating rate basis including those borrowings that were converted from fixed rate basis to floating rate basis and 12% were on fixed rate basis. The use of financial derivative instruments is strictly controlled and solely for management of the Group's underlying exposures. It is the Group's policy not to enter into derivative transactions for speculative purposes.

As at 31 December 2008, the Group had outstanding fair value hedges in respect of fixed-to-floating interest rate swaps in the aggregate amount of HK$4,189 million and currency swaps (to hedge principal repayment of USD borrowings) in the aggregate amount of HK$381 million.

The Group's bank deposits are interest bearing at prevailing market rates. As at 31 December 2008, about 48% of the Group's cash and bank balances were denominated in Hong Kong dollars, 43% in United States dollars, 5% in Renminbi and 4% in other currencies.

CHARGES OF ASSETS

As at 31 December 2008, certain bank deposits of the Group's subsidiary, Smartone, in the aggregate amount of HK$499 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. Additionally, certain assets of the Group's subsidiaries with an aggregate net book value of HK$6,971 million have been charged to secure their bank borrowings. Except for the above charges, all the Group's assets are free from any encumbrances.

CONTINGENT LIABILITIES

As at 31 December 2008, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$2,827 million (30 June 2008: HK$2,427 million).

Other Information

DIRECTORS

The list of Directors is set out on page 46 of the report. The particulars of the Directors and their changes are set out as follows:

KWONG Siu-hing

Chairman & Non-Executive Director (Age: 80)

Madam Kwong has been the Chairman and a Non-Executive Director of the Company since May 2008. She is the wife of Mr. Kwok Tak-seng, the late Chairman of the Company. Madam Kwong has over 40 years of experience in real estate business. In addition, she has participated in various charity and community activities for Sun Hung Kai Properties-Kwoks' Foundation Limited and The T.S. Kwok Foundation Limited. Madam Kwong is well-respected by the Board and the senior management of the Company. She is the mother of Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond and the sister of Mr. Kwong Chun.

Save as disclosed above, Madam Kwong does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. She did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas.

For the financial year ended 30 June 2008, Madam Kwong received a fee of HK$11,475 for being the Chairman of the Company.

Dr. the Hon LEE Shau-kee

GBM, DBA(Hon), DSSc(Hon), LLD(Hon)
Vice Chairman & Non-Executive Director (Age: 80)

Dr. Lee has been a Non-Executive Director of the Company for the last 36 years. He is the Founder and Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited. He has been engaged in property development in Hong Kong for more than 50 years. He is also Chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited as well as a Director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. In July 2007, the Government of the Hong Kong Special Administrative Region awarded Dr. Lee the Grand Bauhinia Medal for his distinguished community service.

Save as disclosed above, Dr. Lee did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Dr. Lee received a fee of HK$110,000 for being a Vice Chairman of the Company.

KWOK Ping-kwong, Thomas

MSc (Bus Adm), BSc (Eng), FCPA, SBS, JP
Vice Chairman & Managing Director (Age: 57)

Mr. Kwok Ping-kwong, Thomas is Vice Chairman and Managing Director of the Company and a member of the Executive Committee of the Company. He has been with the Group for 31 years. He is also Chairman of Route 3 (CPS) Company Limited, Joint Chairman of IFC Development Limited, an Executive Director of SUNeVision Holdings Ltd. and an Independent Non-Executive Director of The Bank of East Asia, Limited. Mr. Kwok holds a master's degree in Business Administration from The London Business School, University of London, and a bachelor's degree in Civil Engineering from Imperial College, University of London.

He is Chairman of the Board of Directors of the Faculty of Business and Economics, The University of Hong Kong, and Executive Vice President of The Real Estate Developers Association of Hong Kong. He also serves as a government appointed Member of the Exchange Fund Advisory Committee, Construction Industry Council and the Commission on Strategic Development. He has been appointed as a Non-official Member of the Provisional Minimum Wage Commission with effect from 27 February 2009. In July 2007, the Government of the Hong Kong Special Administrative Region awarded Mr. Kwok the Silver Bauhinia Star for his distinguished community service.

Other Information

In the past, Mr. Kwok served as a member of the Economic and Employment Council, the Business Advisory Group, the Land & Building Advisory Committee, the Registered Contractors' Disciplinary Board, the General Chamber of Commerce Industrial Affairs Committee and Business Facilitation Advisory Committee. He also served as a member of the Council for Sustainable Development until 28 February 2009. He was also Chairman of the Property Management Committee of the Building Contractors' Association and a Council Member of the Hong Kong Construction Association.

He previously served as a Board member of the Community Chest of Hong Kong and as a member of the Social Welfare Policies & Services Committee, and on the Council of The Open University of Hong Kong.

Mr. Kwok is an Honorary Citizen of Guangzhou and a Standing Committee Member of the Ninth Chinese People's Political Consultative Conference Shanghai Committee.

Mr. Kwok is the son of Madam Kwong Siu-hing, the younger brother of Mr. Kwok Ping-sheung, Walter and the elder brother of Mr. Kwok Ping-luen, Raymond.

Save as disclosed above, Mr. Kwok did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Mr. Kwok received fees of HK$110,000 for being a Vice Chairman of the Company, HK$30,000 for being a Director of SUNeVision Holdings Ltd. and other emoluments of approximately HK$1.96 million.

KWOK Ping-luen, Raymond

MA (Cantab), MBA, Hon DBA, Hon LLD, JP
Vice Chairman & Managing Director (Age: 55)

Mr. Kwok is Vice Chairman and Managing Director of the Company and a member of the Executive Committee of the Company. He has been with the Group for 30 years. He holds a Master of Arts degree in Law from Cambridge University, a Master degree in Business Administration from Harvard University, an Honorary Doctorate degree in Business Administration from The Open University of Hong Kong and an Honorary Doctorate degree in Laws from The Chinese University of Hong Kong. He is Chairman of SUNeVision Holdings Ltd. and SmarTone Telecommunications Holdings Limited, a Non-Executive Director of Transport International Holdings Limited and USI Holdings Limited, and an Independent Non-Executive Director of Standard Chartered Bank (Hong Kong) Limited.

In civic activities, Mr. Kwok is a Director of The Real Estate Developers Association of Hong Kong, a Member of the General Committee of The Hong Kong General Chamber of Commerce and Vice Chairman of the Council of The Chinese University of Hong Kong. He was a Member of the Hong Kong Port Development Council until 31 December 2008. Mr. Kwok is the son of Madam Kwong Siu-hing, and the younger brother of Mr. Kwok Ping-sheung, Walter and Mr. Kwok Ping-kwong, Thomas.

Save as disclosed above, Mr. Kwok did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Mr. Kwok received fees of HK$110,000 for being a Vice Chairman of the Company, HK$40,000 for being Chairman of SUNeVision Holdings Ltd., HK$100,000 for being Chairman of SmarTone Telecommunications Holdings Limited and other emoluments of approximately HK$2.02 million.

Other Information

YIP Dicky Peter

BBS, MBA, MBE, JP
Independent Non-Executive Director (Age: 62)

Mr. Yip has been an Independent Non-Executive Director of the Company since September 2004. He is also a member of the Audit Committee and the Nomination Committee of the Company. He joined The Hongkong and Shanghai Banking Corporation Limited ("HSBC") in Hong Kong in 1965 with working experiences in London, China and San Francisco. Mr. Yip worked in a number of departments of HSBC, which include trade services, corporate banking, group consultancy service and regional training. His previous assignment prior to becoming CEO China had been in personal financial services, covering jobs in marketing, card products, customer service and sales, with responsibilities over consumer business in Hong Kong. From January 2003 to April 2005, Mr. Yip was appointed Chief Executive China Business, based in Shanghai; meanwhile, he was also a director of Bank of Shanghai, Ping An Insurance and Ping An Bank in China. Since April 2005, Mr. Yip has become a General Manager of HSBC. He has also been appointed Executive Vice President of Bank of Communications since 1 May 2005.

Mr. Yip is an elected associated member of the Chartered Institute of Bankers, London and was educated in Hong Kong with an MBA from The University of Hong Kong. He received the Ten Outstanding Young Persons Award in 1984 for his contribution to the banking industry and the community in Hong Kong. Mr. Yip was awarded the MBE by the British Government in 1984. In 1999, he was appointed Unofficial Justice of Peace in Hong Kong. In 2000, he was awarded the Bronze Bauhinia Star by the Government of the Hong Kong Special Administrative Region. In addition, he is now an examiner of China Banking Regulatory Commission's Recruitment Committee, an advisor for the Beijing Financial Development Advisory Group and the Honorary Chairman of Hong Kong Chamber of Commerce in China. He is also a Director of the European Union Chamber of Commerce in China.

Mr. Yip is active in community and youth activities in Hong Kong and is a member of a number of service organisations such as Hong Kong Committee for United Nations Children Fund and the 8th National Council of Red Cross Society of China.

Save as disclosed above, Mr. Yip did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Mr. Yip received fees of HK$100,000 for being a Director of the Company and HK$220,000 and HK$50,000 for being a member of the Audit Committee and the Nomination Committee of the Company respectively.

Professor WONG Yue-chim, Richard (Note 1)

SBS, JP
Independent Non-Executive Director (Age: 56)

Professor Richard Wong has been an Independent Non-Executive Director of the Company since May 2005. He is the Chairman of the Nomination Committee and a member of the Remuneration Committee of the Company. He currently serves as Deputy Vice-Chancellor and Provost of The University of Hong Kong. Professor Wong has been active in advancing economic research on policy issues in Hong Kong and Mainland China through his work as founding Director of both the Hong Kong Centre for Economic Research and Hong Kong Institute of Economics and Business Strategy. Professor Wong was awarded the Silver Bauhinia Star in 1999 by the Government of the Hong Kong Special Administrative Region for his contributions in education, housing, industry and technology development. In addition, he was appointed Justice of the Peace in July 2000. Professor Wong studied Economics at the University of Chicago and graduated with a Doctorate in Philosophy.

Professor Wong serves as an Independent Non-Executive Director of CK Life Sciences Int'l., (Holdings) Inc., Great Eagle Holdings Limited, Industrial and Commercial Bank of China (Asia) Limited, Orient Overseas (International) Limited, Pacific Century Premium Developments Limited and The Link Management Limited, as the manager of The Link Real Estate Investment Trust. In addition, he was also an Independent Non-Executive Director of Pacific Century Insurance Holdings Limited until his resignation in June 2007 and a member of the Managing Board of the Kowloon-Canton Railway Corporation up to December 2007.

Save as disclosed above, Professor Wong did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Professor Wong received fees of HK$100,000 for being a Director of the Company and HK$50,000 for being a member of the Remuneration Committee and HK$60,000 for being the Chairman of the Nomination Committee of the Company.

Other Information

Dr. CHEUNG Kin-tung, Marvin

DBA(Hon), GBS, OBE, JP
Independent Non-Executive Director (Age: 61)

Dr. Cheung has been an Independent Non-Executive Director of the Company since December 2007 and is the Chairman of the Audit Committee of the Company. He is a Non-Official Member of the Executive Council, Chairman of the Airport Authority Hong Kong and Aviation Security Company Limited, Chairman of the Board of Supervisory Committee of the Trustees of the Tracker Fund, Chairman of the Council of the Hong Kong University of Science and Technology and a Council Member of The Open University of Hong Kong. He is an Independent Non-Executive Director of Hang Seng Bank Limited, HKR International Limited, Hong Kong Exchanges and Clearing Limited and HSBC Holdings plc. (appointed on 1 February 2009). Dr. Cheung is also a Director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Limited.

Save as disclosed above, Dr. Cheung did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Dr. Cheung received fees of HK$56,557 for being a Director of the Company and HK$136,066 for being the Chairman of the Audit Committee of the Company.

KWOK Ping-sheung, Walter

D.Sc, Msc (Lond), DIC, MICE, JP
Non-Executive Director (Age: 58)

Mr. Kwok has been with the Group for 35 years. He holds an Honorary Doctor of Science degree and a Master of Science degree in Civil Engineering from the Imperial College of Science and Technology, University of London, and is a Member of the Institution of Civil Engineers, U.K. and a Member of the Hong Kong Institution of Engineers. He is an Executive Director of SUNeVision Holdings Ltd., a Non-Executive Director of Transport International Holdings Limited and Director of Wilson Parking (Holdings) Limited and Hung Cheong Import & Export Co., Ltd.

He is also a Director of The Real Estate Developers Association of Hong Kong and Tsimshatsui East Property Developers' Association Ltd. and Honorary Treasurer of the Federation of Hong Kong Hotel Owners. On the community front, he is the Past Chairman of the Former Directors Committee of the Hong Kong Community Chest. He is also a Member of MBA Programmes Committee of The Chinese University of Hong Kong and an Honorary Member of The Court of The Hong Kong University of Science & Technology.

Mr. Kwok is an Honorary Citizen of Beijing & Guangzhou and a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Kwok is the son of Madam Kwong Siu-hing, and the elder brother of Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond.

Save as disclosed above, Mr. Kwok did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Mr. Kwok received fees of a total of HK$118,088 for being the Chairman and Chief Executive of the Company for the period from 1 July 2007 to 27 May 2008 and a Non-Executive Director of the Company for the period from 28 May 2008 to 30 June 2008, HK$30,000 for being a Director of SUNeVision Holdings Ltd. and other emoluments of approximately HK$2.69 million.

Other Information

Sir Po-shing WOO

Hon.LLD., FCIArb, F.I.Mgt., FInstD, FHKMA
Non-Executive Director (Age: 79)

Sir Po-shing Woo has been a Non-Executive Director of the Company since August 1972. He is a Director of Henderson Development Limited, Non-Executive Director of Henderson Land Development Company Limited and Henderson Investment Limited and a Consultant of Jackson Woo & Associates in association with Ashurst Hong Kong. He was admitted to practise as solicitor in England and Hong Kong and is also a Fellow of The Hong Kong Management Association, The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded an Hon.LLD. by The City University of Hong Kong and is a Fellow of King's College of London as well as Honorary Professor of Nankai University of Tianjin. He is also the Founder of the Woo Po Shing Medal in Law and the Woo Po Shing Overseas Summer School Travelling Scholarship, both at The University of Hong Kong, and the Woo Po Shing Professor (Chair) of Chinese and Comparative Law at The City University of Hong Kong.

Save as disclosed above, Sir Po-shing Woo did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Sir Po-shing Woo received a fee of HK$100,000 for being a Director of the Company.

Dr. LI Ka-cheung, Eric (Note 2)

GBS, OBE, JP, LLD, DSocSc., B.A.
Non-Executive Director (Age: 55)

Dr. Eric Li has been a Non-Executive Director of the Company since May 2005 and is a member of the Audit Committee of the Company. He is also an Independent Non-Executive Director and the Chairman of the Audit Committee and the Remuneration Committee of SmarTone Telecommunications Holdings Limited.

Dr. Li is the Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants. He is also an Independent Non-Executive Director of Transport International Holdings Limited, Wong's International (Holdings) Limited, Hang Seng Bank Limited, China Resources Enterprise, Limited, RoadShow Holdings Limited, Bank of Communications Co., Ltd and Meadville Holdings Limited. He was an Independent Non-Executive Director of CATIC International Holdings Limited and Sinofert Holdings Limited, and a Non-Executive Director of Strategic Global Investment plc.

Dr. Li is a member of The 11th National Committee of Chinese People's Political Consultative Conference, an advisor to Ministry of Finance on international accounting standards, a convenor cum member of the Financial Reporting Review Panel and a member of the Commission on Strategic Development. He was a former member of the Legislative Council of Hong Kong and the Chairman of its Public Accounts Committee and was also a past President of the Hong Kong Institute of Certified Public Accountants (formerly Hong Kong Society of Accountants).

Save as disclosed above, Dr. Li did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas, and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Dr. Li received fees of HK$100,000 for being a Director of the Company and HK$220,000 for being a member of the Audit Committee of the Company and a total fee of HK$200,000 for being a Director and the Chairman of the Audit Committee and the Remuneration Committee of SmarTone Telecommunications Holdings Limited.

Other Information

KWAN Cheuk-yin, William

LLB
Non-Executive Director (Age: 74)

Mr. William Kwan has been a Non-Executive Director of the Company since July 1999 and is a member of the Nomination Committee of the Company. As a Managing Partner with the solicitors firm of Woo, Kwan, Lee & Lo, Mr. Kwan has 46 years of experience in legal practice. He is a former Director and Advisor and currently a voting member of the Tung Wah Group of Hospitals, a past member of the Stamp Advisory Committee, Vice Chairman of the Hong Kong Scout Foundation, President of the Hong Kong Branch of the King's College London Association, President of the Hong Kong Philatelic Society, Vice Chairman of the Federation of Inter-Asia Philately, a permanent advisor of Wah Yan (Hong Kong) Past Students Association, a Director of Wah Yan Dramatic Society, a Committee Member and Legal Advisor of South China Athletic Association and former Vice Manager of its Football Section as well as Manager of its Ten Pin Bowling Section and an Honorary Legal Advisor of the Hong Kong Society for Reproductive Society.

Mr. Kwan was Commissioner General and Vice Chairman of the Organizing Committees of the Hong Kong 1994, 1997, 2001 and 2004 International Stamp Exhibitions and has been re-appointed Commissioner General for 2009 International Stamp Exhibition. He served on the Hong Kong Golf Club General Committee on several occasions in various capacities. He graduated from King's College, London University and is a Fellow of King's College London, the Institute of Arbitrators and the Royal Philatelic Society, London.

Mr. Kwan did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Mr. Kwan received fees of HK$100,000 for being a Director of the Company and HK$50,000 for being a member of the Nomination Committee of the Company.

LO Chiu-chun, Clement

Non-Executive Director (Age: 79)

Mr. Lo was an Executive Director and the Company Secretary of the Company for 28 years before he resigned from both positions in February 1998. He is currently a Non-Executive Director of the Company and a member of the Remuneration Committee of the Company. He has been in the property development industry since 1960s.

Mr. Lo did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Mr. Lo received fees of HK$100,000 for being a Director of the Company and HK$50,000 for being a member of the Remuneration Committee of the Company.

CHAN Kai-ming

CEng, FIStructE, MICE
Executive Director (Age: 76)

Mr. Chan has been an Executive Director of the Company since January 1981. He is also a member of the Executive Committee of the Company. He also served as an appointed Member of the District Board of Shatin for three years from 1985.

Mr. Chan did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Mr. Chan received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$3.19 million.

Other Information

CHAN Kui-yuen, Thomas

B Comm
Executive Director (Age: 62)

Mr. Chan has been an Executive Director of the Company since September 1987. He is also a member of the Executive Committee of the Company. He graduated from the United College, The Chinese University of Hong Kong. He joined the Group in 1973 and is now responsible for land acquisitions and project planning matters. Mr. Chan is also an Executive Director of SUNeVision Holdings Ltd. He was awarded as Honorary University Fellowship of The Open University of Hong Kong in 2007.

Save as disclosed above, Mr. Chan did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Mr. Chan received fees of HK$100,000 for being a Director of the Company and HK$30,000 for being a Director of SUNeVision Holdings Ltd. and other emoluments of approximately HK$9.2 million.

KWONG Chun

Executive Director (Age: 79)

Mr. Kwong has been an Executive Director of the Company since October 1992. He is also a member of the Executive Committee of the Company. He graduated from the Zhong Nan Finance & Economics College of Wuhan in China. He worked for the Guangzhou office of the People's Bank of China before coming to Hong Kong in 1962 to work for Eternal Enterprises Limited. He was transferred to Sun Hung Kai Enterprises Limited in 1963. In 1972, the Company became a listed company and he has worked for it ever since. Mr. Kwong is the younger brother of Madam Kwong Siu-hing.

Save as disclosed above, Mr. Kwong does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. He did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas.

For the financial year ended 30 June 2008, Mr. Kwong received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$3.82 million.

WONG Yick-kam, Michael

BBA, MBA
Executive Director (Age: 56)

Mr. Wong has been with the Group for 27 years. He is also a member of the Executive Committee of the Company. He obtained his Bachelor of Business Administration and Master of Business Administration degrees from The Chinese University of Hong Kong. He has been an Executive Director of the Company since 1996 and is currently responsible for the Group's strategic planning, corporate development, infrastructure projects, financial investments and investor relations.

Mr. Wong is an Executive Director of SUNeVision Holdings Ltd., a Non-Executive Director and a member of the Audit Committee of SmarTone Telecommunications Holdings Limited and a Non-Executive Director of USI Holdings Limited. He is also a Director of Vantage Captain Limited, a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). He resigned as the Deputy Chairman and Non-Executive Director of RoadShow Holdings Limited on 20 November 2008.

In community service, Mr. Wong is Chairman of the Hong Kong Youth Hostels Association. He is a member of the Steering Committee on Promotion of Volunteer Service and a member of the Steering Committee on Child Development Fund of the Hong Kong Government. He is also a member of the Board of Trustees of New Asia College, The Chinese University of Hong Kong, and a member of the Council of The Open University of Hong Kong.

Save as disclosed above, Mr. Wong did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Mr. Wong received fees of HK$100,000 for being a Director of the Company and HK$30,000 for being a Director of SUNeVision Holdings Ltd., a total fee of HK$200,000 for being a Director and a member of the Audit Committee of SmarTone Telecommunications Holdings Limited, and other emoluments of approximately HK$13.08 million.

Other Information

WONG Chik-wing, Mike

MSc(IRE), FHKIS, Registered Professional Surveyor (BS)
Executive Director (Age: 53)

Mr. Wong graduated from The Hong Kong Polytechnic University with distinction and holds a Master degree in International Real Estate. He is a Fellow of the Hong Kong Institute of Surveyors and a Registered Professional Surveyor. He joined the Group in 1981 and was appointed an Executive Director of the Company in January 1996. He is a member of the Executive Committee of the Company and is currently responsible for project management matters of the Group's development projects.

Mr. Wong did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas. He does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

For the financial year ended 30 June 2008, Mr. Wong received a fee of HK$100,000 for being a Director of the Company and other emoluments of approximately HK$13.88 million.

WOO Ka-biu, Jackson

MA (Oxon)
Alternate Director to Sir Po-shing Woo (Age: 46)

Mr. Woo was appointed as an Alternate Director to Sir Po-shing Woo in October 2002. Mr. Woo is a Director of Kailey Group of Companies. He holds a Master's degree in Jurisprudence from Oxford University and is qualified as a solicitor in Hong Kong, Australia, England and Wales. Mr. Woo is currently a partner of Jackson Woo & Associates in association with Ashurst Hong Kong and was a director of N. M. Rothschild & Sons (Hong Kong) Limited. Prior to that he was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. Mr. Woo is also an Alternate Director to Sir Po-shing Woo, a Non-Executive Director of Henderson Land Development Company Limited and Henderson Investment Limited. In January 2008, Mr. Woo was awarded 2008 World Outstanding Chinese Award by the United World Chinese Association and Honorary Doctor Degrees from The University of West Alabama. He is the son of Sir Po-shing Woo.

Save as disclosed above, Mr. Woo did not hold any other directorships in the last three years in any other public companies, the securities of which are listed in Hong Kong or overseas and does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Pursuant to the Articles of Association of the Company, Mr. Woo shall not be entitled to receive from the Company in respect of his appointment as Alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

All the Directors and Alternate Director of the Company have not entered into any service contract with the Company. But the Directors are subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association of the Company. The Directors' fees are proposed by the Board and approved by the shareholders at the annual general meeting and their other emoluments are subject to review by the Board from time to time pursuant to the power given to it under the Articles of Association of the Company with reference to their contribution in terms of time, effort and accomplishments.

Notes:

The following changes have been effective after the date of this interim report and prior to the printing of this interim report:

1. Professor Wong Yue-chim, Richard has been appointed as Chairman of the Remuneration Committee of the Company with effect from 19 March 2009.
2. Dr. Li Ka-cheung, Eric has been re-designated as an Independent Non-Executive Director of the Company and has been appointed as a member of the Remuneration Committee of the Company, both with effect from 19 March 2009.

Other Information

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31 December 2008, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in then Appendix 10 of the Listing Rules as adopted by the Company, to be notified to the Company and the Stock Exchange, were as follows:

1. Long positions in shares and underlying shares of the Company

	Number of shares held							
Name of Director	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests (interests of controlled corporation)	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue as at 31.12.2008
Kwong Siu-hing	21,000	—	—	1,077,394,347[1]	1,077,415,347	—	1,077,415,347	42.02
Lee Shau-kee	486,340	—	343,000[2]	—	829,340	—	829,340	0.03
Kwok Ping-kwong, Thomas	1,976,281	304,065	—	1,097,428,214[1]	1,099,708,560	—	1,099,708,560	42.88
Kwok Ping-luen, Raymond	75,000	—	—	1,100,571,895[1]	1,100,646,895	—	1,100,646,895	42.92
Wong Yue-chim, Richard	—	1,000	—	—	1,000	—	1,000	0
Kwok Ping-sheung, Walter	75,000	—	—	1,099,378,522[1]	1,099,453,522	—	1,099,453,522	42.87
Woo Po-shing	1,089,906	—	—	—	1,089,906	203,000[3]	1,292,906	0.05
Li Ka-cheung, Eric	—	—	18,000[4]	—	18,000	—	18,000	0
Lo Chiu-chun, Clement	90,000	—	—	—	90,000	—	90,000	0
Chan Kai-ming	41,186	—	—	—	41,186	—	41,186	0
Chan Kui-yuen, Thomas	—	66,000	126,500[5]	—	192,500	—	192,500	0
Kwong Chun	702,722	339,358	—	—	1,042,080	—	1,042,080	0.04
Wong Yick-kam, Michael	165,904	—	—	—	165,904	—	165,904	0.01
Wong Chik-wing, Mike	195,999	—	—	—	195,999	—	195,999	0.01
Woo Ka-biu, Jackson (Alternate Director to Woo Po-shing)	—	1,000	—	—	1,000	—	1,000	0

Notes:

1. Of these shares in the Company, Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested in 1,077,394,347 shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of Part XV of the SFO.

2. Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares in the Company held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited ("HK China Gas") which was 39.06% held by Henderson Land Development Company Limited ("Henderson Land Development"). Henderson Land Development was 53.01% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. He was taken to be interested in the 343,000 shares in the Company held by Superfun by virtue of Part XV of the SFO.

3. These underlying shares were derived from unlisted and physically settled derivatives held by Sir Po-shing Woo as beneficial owner.

4. These shares were held by a company in which Dr. Li Ka-cheung, Eric is the managing director and owned 12.20% of its issued share capital.

5. These shares were held by a company which obliged to act in accordance with the instructions of Mr. Chan Kui-yuen, Thomas.

Other Information

2. Long positions in shares and underlying shares of associated corporations of the Company

(a) **SUNeVision Holdings Ltd. ("SUNeVision")**

	Number of shares held					
Name of Director	Personal interests (held as beneficial owner)	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue as at 31.12.2008
Kwong Siu-hing	53,178	1,070,000[1]	1,123,178	—	1,123,178	0.06
Kwok Ping-kwong, Thomas	—	1,070,000[1]	1,070,000	—	1,070,000	0.05
Kwok Ping-luen, Raymond	—	1,742,500[1]	1,742,500	—	1,742,500	0.08
Kwok Ping-sheung, Walter	—	1,070,000[1]	1,070,000	—	1,070,000	0.05
Kwong Chun	300,000	—	300,000	—	300,000	0.01
Wong Yick-kam, Michael	100,000	—	100,000	—	100,000	0
Wong Chik-wing, Mike	109,000	—	109,000	—	109,000	0

Note: 1. Of these shares in SUNeVision, Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested in 1,070,000 shares by virtue of being founder or beneficiaries of a certain discretionary trust, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of Part XV of the SFO.

(b) **SmarTone Telecommunications Holdings Limited ("SmarTone")**

	Number of shares held				
Name of Director	Other interests	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue as at 31.12.2008
Kwong Siu-hing	420,000[1]	420,000	—	420,000	0.08
Kwok Ping-luen, Raymond	2,237,767[2]	2,237,767	—	2,237,767	0.41

Notes: 1. Madam Kwong Siu-hing was deemed to be interested in these shares in SmarTone by virtue of being a founder and a beneficiary of certain discretionary trusts for the purpose of Part XV of the SFO.

2. Mr. Kwok Ping-luen, Raymond was deemed to be interested in these shares in SmarTone by virtue of being a beneficiary of a certain discretionary trust for the purpose of Part XV of the SFO.

(c) **Transport International Holdings Limited**

	Number of shares held				
Name of Director	Personal interests (held as beneficial owner)	Total	Number of underlying shares held under equity derivatives	Total	% of shares in issue as at 31.12.2008
Kwok Ping-luen, Raymond	393,350	393,350	—	393,350	0.10
Kwok Ping-sheung, Walter	61,522	61,522	—	61,522	0.02
Chung Sze-yuen (resigned with effect on 1 February 2009)	18,821	18,821	—	18,821	0

Other Information

(d) Each of Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond had the following interests in shares of the following associated corporations:

Name of associated corporation	Attributable holding through corporation	Attributable % of shares in issue through corporation as at 31.12.2008	Actual holding through corporation	Actual % interests in issued shares as at 31.12.2008
Splendid Kai Limited	2,500	25	1,500[1]	15
Hung Carom Company Limited	25	25	15[1]	15
Tinyau Company Limited	1	50	1[1]	50
Open Step Limited	8	80	4[1]	40

Note: 1. Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these four Directors for the purpose of Part XV of the SFO. These shares were held by corporations under a certain discretionary trust, in which Madam Kwong Siu-hing, Mr. Kwok Ping-sheung, Walter, Mr. Kwok Ping-kwong, Thomas and Mr. Kwok Ping-luen, Raymond were deemed to be interested by virtue of being founder or beneficiaries for the purpose of Part XV of the SFO.

(e) Dr. Lee Shau-kee had corporate interests in shares of the following associated corporations:

Name of associated corporation	Total number of shares held	% of shares in issue as at 31.12.2008
Anbok Limited	2[2]	50
Billion Ventures Limited	1[3]	50
Central Waterfront Construction Company Limited	1[4]	50
Central Waterfront Property Holdings Limited	100[5]	100
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
Daily Win Development Limited	100[8]	25
E Man – Sanfield JV Construction Company Limited	1[4]	50
Everise (H.K.) Limited	1[9]	50
Fullwise Finance Limited	2[2]	50
Gold Sky Limited	1[10]	50
Jade Land Resources Limited	1[11]	25
Joy Wave Development Limited	1[4]	50
Karnold Way Limited	2,459[12]	24.59
Maxfine Development Limited	3,050[13]	33.33
New Treasure Development Limited	1[11]	25
Royal Peninsula Management Service Company Limited	1[14]	50
Special Concept Development Limited	1[11]	25
Star Play Development Limited	1[15]	33.33
Tartar Investments Limited	300[16]	30
Teamfield Property Limited	4,918[17]	49.18
Topcycle Construction Company Limited	1[4]	50
Topcycle Development Limited	1[18]	50
Topcycle Project Management Limited	1[18]	50
World Space Investment Limited	4,918[17]	49.18

Notes: 1. Dr. Lee Shau-kee was deemed to be interested in the 343,000 shares in the Company held through Superfun. This corporation was wholly-owned by HK China Gas which was 39.06% held by Henderson Land Development. Henderson Land Development was 53.01% held by Henderson Development. Hopkins as trustee of the Unit Trust owned all the issued ordinary shares of Henderson Development. Rimmer and Riddick as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau-kee. He was taken to be interested in the 343,000 shares in the Company held by Superfun by virtue of Part XV of the SFO.

2. Dr. Lee Shau-kee was deemed to be interested in the two shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

3. Dr. Lee Shau-kee was deemed to be interested in the one share held through Chico Investment Limited ("Chico"). This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

4. Dr. Lee Shau-kee was deemed to be interested in the one share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

5. Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 34.21% held by Starland International Limited ("Starland"), a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

6. Dr. Lee Shau-kee was deemed to be interested in a total of 50 shares of which 34.21 shares were held through Starland and 15.79 shares were held through Prominence Properties Limited ("Prominence"). Starland was wholly-owned by Henderson Land Development. Prominence was wholly-owned by HK China Gas which was 39.06% held by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

7. Dr. Lee Shau-kee was deemed to be interested in the one share held through Starland. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

8. Dr. Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

9. Dr. Lee Shau-kee was deemed to be interested in the one share held through Masterland Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

10. Dr. Lee Shau-kee was deemed to be interested in the one share held through Atex Resources Limited. This corporation was wholly-owned by Mightymark Investment Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

11. Dr. Lee Shau-kee was deemed to be interested in the one share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

12. Dr. Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

13. Dr. Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 100% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

14. Dr. Lee Shau-kee was deemed to be interested in the one share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

15. Dr. Lee Shau-kee was deemed to be interested in the one share held through Henderson Investment Limited. This corporation was 67.94% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

16. Dr. Lee Shau-kee was deemed to be interested in the 300 shares held through Kenforce Investment Limited. This corporation was wholly-owned by Henderson China Properties Limited, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

17. Dr. Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico, a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

18. Dr. Lee Shau-kee was deemed to be interested in the one share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development. Dr. Lee Shau-kee was taken to be interested in Henderson Land Development as set out in Note 1.

Save as disclosed above, as at 31 December 2008, none of the Directors and chief executive of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its associated corporations, that were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company follows the Model Code in Appendix 10 to the Listing Rules as the code of conduct for Directors in their dealings in the securities of the Company. Having made specific enquiry with Directors, all Directors confirmed that they have fully complied with the then Model Code during the period for the six months ended 31 December 2008.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 (the "Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001 respectively. The first lot and the second lot of share options all expired on 14 February 2005 and 15 July 2006 respectively.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 adopted a new share option scheme (the "New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption.

2. Share Option Schemes of the Subsidiaries

a. SUNeVision

SUNeVision had adopted a share option scheme (the "SUNeVision Old Scheme"), the principal terms of which were summarized in the section headed "Statutory and General Information Share Option Schemes" in Appendix 5 to SUNeVision's prospectus dated 6 March 2000. By ordinary shareholders' resolutions of SUNeVision passed at its annual general meeting held on 3 December 2002, SUNeVision had adopted another share option scheme (the "SUNeVision New Scheme") and terminated the SUNeVision Old Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day.

(i) SUNeVision Old Scheme

Since the adoption of the SUNeVision Old Scheme, SUNeVision had granted four lots of share options, of which the options at the exercise prices of HK$10.38 per share, HK$3.885 per share, HK$2.34 per share and HK$1.43 per share expired at the close of business on 30 December 2005, 14 November 2006, 19 March 2007 and 7 July 2008 respectively. No further options may be offered under the SUNeVision Old Scheme.

(ii) SUNeVision New Scheme
SUNeVision had granted two lots of share options under the SUNeVision New Scheme since its adoption.

The options at the exercise price of HK$1.59 per share may be exercised in accordance with the terms of the relevant scheme as to:

(a) an amount up to one-third of the grant within three years commencing on 29 November 2004;
(b) the remaining amount but up to two-thirds of the grant within three years commencing on 29 November 2005; and
(c) the remaining amount within three years commencing on 29 November 2006.

The options will expire at the close of business on 28 November 2009.

The options at the exercise price of HK$1.41 per share expired at the close of business on 9 November 2008.

During the six months ended 31 December 2008, no share options were granted under the SUNeVision New Scheme.

Movement of the share options granted to the participants pursuant to the SUNeVision New Scheme during the six months period ended 31 December 2008 are as follows:

			Number of share options				
Grantee	**Date of grant**	**Exercise price (HK$)**	**Balance as at 01.07.2008**	**Granted during the period**	**Exercised during the period**	**Cancelled/ Lapsed during the period**	**Balance as at 31.12.2008**
Directors of SUNeVision	29.11.2003	1.59	320,333	—	—	133,333[1]	187,000
Employees of SUNeVision	29.11.2003	1.59	216,667	—	—	—	216,667

Note: 1. These were the share options of a former Director of SUNeVision.

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SUNeVision Old Scheme and the SUNeVision New Scheme any share options to any other persons as required to be disclosed under Listing Rule 17.07.

b. iAdvantage Limited ("iAdvantage")

SUNeVision operates another share option scheme which was approved for iAdvantage, a wholly-owned subsidiary of SUNeVision, allowing the board of Directors of SUNeVision the right to grant to the full-time employees and executive directors of iAdvantage or any of its subsidiaries options to subscribe for share of iAdvantage in aggregate up to 10% of its issued capital from time to time (the "iAdvantage Scheme"). The exercise period of any options granted under the iAdvantage Scheme shall commence on the date of grant of the option and expire on such date as determined by the board of directors of iAdvantage or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein. No share options have been granted to any person under the iAdvantage Scheme since its adoption.

c. SmarTone

Pursuant to the terms of the share option scheme of SmarTone adopted on 15 November 2002 (the "SmarTone Scheme"), SmarTone may grant options to the participants, including directors and employees of SmarTone group, to subscribe for shares of SmarTone.

Movement of the share options granted to the participants pursuant to the SmarTone Scheme during the six months period ended 31 December 2008 are as follows:

				Number of share options				
Grantee	**Date of grant**	**Exercise price (HK$)**	**Exercise period**	**Balance as at 01.07.2008**	**Granted during the period**	**Exercised during the period**	**Cancelled/ Lapsed during the period**	**Balance as at 31.12.2008**
Directors of SmarTone	10.02.2003	9.29	10.02.2003 to 16.07.2011	3,000,000[1]	—	—	—	3,000,000
	10.02.2003	9.20	02.05.2003 to 01.05.2012	133,500[2]	—	—	—	133,500
	05.02.2004	9.00	05.02.2005 to 04.02.2014	970,000[3]	—	—	—	970,000
Employees of SmarTone	05.02.2004	9.00	05.02.2005 to 04.02.2014	4,990,000	—	—	(440,000)	4,550,000
	01.03.2005	9.05	01.03.2006 to 28.02.2015	193,000	—	—	—	193,000

Notes:
1. The options, in the original number of 5,000,000, can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.
2. The options, in the original number of 200,000, can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.
3. The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.

Other than the participants as stated above, no share options had been granted by SmarTone to other participants pursuant to the SmarTone Scheme as required to be disclosed under Listing Rule 17.07.

Other Information

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2008, persons (other than Directors or chief executive of the Company) who had interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Name	As trustee	Corporate interests	Beneficial owner	Others	Total number of shares	% of shares in issue as at 31.12.2008
HSBC Trustee (C.I.) Limited ("HTCIL")	1,077,394,347	—	—	—	1,077,394,347[1]	42.01
Cerberus Group Limited ("CGL")	—	1,065,679,347	—	—	1,065,679,347[1]	41.56
Vantage Captain Limited ("VCL")	—	75,830,929	989,848,418	—	1,065,679,347[1]	41.56

Note: 1. The shares in which VCL was interested were the same shares in which CGL was interested; the shares in which CGL was interested formed part of the shares in which HTCIL was interested.

Save as disclosed above, as at 31 December 2008, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 & 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

INTERESTS OF OTHER PERSONS

During the six months ended 31 December 2008, other than the interests in shares and underlying shares of the Company and its associated corporations held by the Directors, the chief executive and substantial shareholders of the Company stated above, there were no other persons with interests recorded in the register required to be kept under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company's ordinary shares during the period for the six months ended 31 December 2008.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.80 per share (2007: HK$0.80 per share) payable in cash on 6 April 2009 to shareholders on the Register of Members as at 1 April 2009.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Thursday, 26 March 2009 to Wednesday, 1 April 2009 (both days inclusive). In order to establish entitlements to the proposed interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 25 March 2009.

Other Information

FINANCIAL ASSISTANCE AND GUARANTEES TO AFFILIATED COMPANIES

The Group has provided financial assistance to and guarantees for facilities granted to certain associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the definition under Chapter 13 of the Listing Rules) which together in aggregate exceeds the relevant percentage ratios of 8% under the Listing Rules. In accordance with the continuing disclosure requirements under Listing Rule 13.22, a proforma combined balance sheet of the Affiliated Companies and the Group's attributable interest in the Affiliated Companies as at 31 December 2008 are presented below:

	Proforma combined balance sheet (HK$ million)	**The Group's attributable interest** (HK$ million)
Non-current assets	47,143	20,346
Current assets	26,269	10,672
Current liabilities	(6,294)	(2,731)
Non-current liabilities	(59,494)	(25,401)
	7,624	2,886

REVIEW OF INTERIM FINANCIAL STATEMENTS

The interim results for the six months ended 31 December 2008 are unaudited, but have been reviewed in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants, by Deloitte Touche Tohmatsu, whose report on review of interim financial information is set out on page 56 on the report. The interim results have also been reviewed by the Audit Committee.

CORPORATE GOVERNANCE

During the six months ended 31 December 2008, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in then Appendix 14 of the Listing Rules.

By Order of the Board
Yung Sheung-tat, Sandy
Company Secretary

Hong Kong, 11 March 2009


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